RECD S.E.C.
MAR 2 0 2005
1086
ARS
P.E. 12-31-04



05046952

PROCESSED
MAR 3 0 2005
THOMSON
FINANCIAL





SIMPSON MANUFACTURING CO., INC. /CA

2004 annual report

stockholders' message

The year 2004 saw new records in both revenues and earnings. Revenues increased from $548 million to $698 million, and net earnings per share from $1.21 to $1.67. Increases in these two items are a continuation of what has happened every single year since we went public in 1994. Our people are quite proud of that record, and a considerable number of them have stock in our Company.

Still, a substantial amount of our stock, over 60%, is owned by mutual funds and other outsiders.

So, where are we, and what are we doing to try and keep those sales and profit numbers going up?

One constant concern of our outside shareholders is the effect on our profits of the practically unprecedented escalation in the cost of our major raw material, steel. Our profits in the first quarter of last year increased partially because our steel buyer, Debbie Tullos, was astute enough to pile in the steel prior to the major price raises in the first quarter last year. Usually a cost increase works the other way, but only because of a time lag between the cost increase and the implementation of a selling price increase. We have strong relations, built up over many years, with major steel mills in the U.S. and overseas. So our competitors should get no advantage over us by a cost increase, or a shortage. But, don't ask us to make future price or availability projections for our major raw material. While it may be a bit easier to project than the stock market, it ain't much!

Last year, despite a less than robust market, our sales in Europe were up 34%, and for the first time, we showed a profit. We are making progress in building a brand name, just as we have in America for almost 50 years. Specifiers, distributors and users need to have confidence in the quality of structural connectors, as well as the manufacturer's dedication to service. Prosaic thoughts perhaps, but they are the key to building a brand name, and taking a product out of the commodity class.

Our European manager is retiring this year. He will be replaced by another dedicated and proven leader, Laurent Versluysen, the enthusiastic manager of our French operations. Laurent has ambitious plans for both Western and Eastern Europe. We now have a presence in Russia, and a catalog in Russian.

Europe is a prime example of our willingness to invest considerable sums in an area or product line that may be costly in the development stage, but that we feel is important to the future of our Company.

Another of our bets is our Anchor Systems operation. These epoxies and other products, unlike the majority of Simpson Strong-Tie products, are designed for use in masonry and concrete. They give us access to new markets such as road building and high-rise structures. In 2004, sales were up 18.9% to $49 million. While we showed an earnings deficit, it was reduced considerably.

One of two acquisitions in 2004 was Quik Drive®, the leading supplier of collated screws in the United States. The screws also sell in Canada and Australia. It always takes time and treasure to effectively assimilate the people and products of any acquisition. Quik Drive, though, not only should add revenue and profits to our operations this year, it should help the sales of Anchor Systems and Simpson Strong-Tie products.

Our new 317,000 square foot plant in Texas now is in full operation. It is located on 73 acres, enough to allow for considerable future expansion. The same is true of the 67 acres in Stockton, California, where we now have 436,000 square feet of manufacturing, as well as a $12 million test laboratory. This year, we plan to expand our operations in Columbus, Ohio, as well. During all of the expansion which has taken place since we went public in 1994, one number which we regularly check is revenues per employee. It has gone from $153,000 to $268,000 per employee.

The managers of our Texas, Ohio and northern California branches either retired at the end of 2004 or are going to retire this year. Because we are a highly decentralized company, we build strong people. All three of these managers of key operations were replaced from within the Company, and by people of proven value. Stockton is now run by Karen Colonias; Columbus by Murray Daniels, and McKinney by Phil Burton. Our Canadian operations also have a new manager, Mike Petrovic, who comes from our MGA acquisition two years ago.

The value of Simpson Manufacturing has been considerably enhanced over many years by these managers of major operations. We owe a lot to Andris Peterson (Europe), Bob O'Connor (Stockton), Bob Phelan (Columbus), and Mark Fugate (McKinney). Many thanks!

Last year, for the second time, we split our stock two for one. In the process, our quarterly dividend became five cents per share instead of ten cents.

Sincerely,



Tom Fitzmyers
President & CEO



Barclay Simpson
Chairman

strong, consistent growth

	1998	**2004**
Sales	$279MM	**$698MM**
Income from Operations	$51MM	**$131MM**
Operating Margin	18%	**19%**
Net Income	$31MM	**$82MM**
Diluted EPS*	$0.64	**$1.67**
Sales per Employee	$209,000	**$268,000**
Share Price* (at December 31)	$9.36	**$34.90**

**Adjusted to reflect two for one stock splits in August 2002 and November 2004.*



WE LEARN. WE GROW. WE PUT SOMETHING BACK.

Each year the Simpson companies have continued to expand our knowledge of our markets and the development of new products. Much of our growth has come from a commitment to help people advance themselves through training and experience on the job. Our commitment extends beyond the company to aid in the development of the next generation of designers and builders. Some of the results of this success are presented in this report.

CORROSION

National attention was focused on Simpson this year as a result of our research and information published on the topic of corrosion of steel when it comes in contact with the new chemicals used in pressure-treated wood. As of December 31, 2003, the pressure-treated wood industry transitioned from the use of Chromated Copper Arsenate (CCA) treated wood to alternative treatments for residential applications. The immediate impact was general concern related to corrosion. Led by Mark Crawford, V.P. Engineering, Simpson tested over 5,000 specimens and shared the results on its web site, in literature, at industry trade shows and meetings, and in a national marketing campaign to spread the word on best practices for using our connectors and fasteners with such materials. As a result, *Engineering News-Record* (January 3/10, 2005) named Mark one of the top 25 Newsmakers of 2004, saying, "The effort helped alleviate potential for failure of improperly used fasteners in structures."



A small metal coupon is sandwiched between two blocks of pressure-treated wood and then placed in a humidified room to simulate elapsed time.



Simpson dedicated hundreds of hours to testing more than 5,000 coupons and screws made with 15 different metal finishes and coatings.



Different pressure-treated wood types fill pallet after pallet, waiting to be used for corrosion tests. All told, six different chemical treatments were tested.

NEW PRODUCTS

Connectors

New products in the Simpson Strong-Tie line-up included three new connectors for reinforcement of roof installations; a high-capacity hanger for Structural Composite Lumber (SCL) beams; and a corner bracket addition to the DIY-oriented Rigid Tie® connector line.



A collection of pre-finished connectors for exposed timber construction, the Architectural Products Group, combines structural integrity with decorative architectural detailing to offer increased design flexibility. The textured black powder-coat finish offers an attractive product that is meant to be seen.

Anchors

In Simpson Anchor Systems, expansion of the product line has continued with an automatic powder-actuated tool (PAT) to speed up production on large jobs; improved Opti-Mesh™ Adhesive Anchoring Screens for hollow block applications; and expanded sizes of our Titen HD™ High Strength Screw Anchor. The PAT and Titen HD line were also expanded with some new finishes for use with pressure-treated lumber.

Vents

Simpson Dura-Vent completed testing for its newest product line, Dura-Plus HTC, which is an all-fuel chimney system meeting the Canadian ULC requirements. This new product line will be introduced for sale in the first quarter of 2005.



The recent acquisition of Quik Drive® expands our growing fastener line with autofeed systems for driving collated screws in a variety of residential and commercial construction applications.

financial highlights

(dollars in thousands except per share amounts)

	2004	2003	Percent Change
Net Sales	**$698,053**	$548,182	27.3%
Income from Operations	**$131,217**	$98,073	33.8%
Net Income	**$81,508**	$60,562	34.6%
Diluted Earnings per Share*	**$1.67**	$1.21	38.0%
Total Assets	**$545,137**	$461,692	18.1%
Stockholders' Equity	**$462,925**	$400,304	15.6%
Common Shares Outstanding*	**47,929,002**	48,510,588	<1.2%>
Number of Employees	**2,609**	2,244	16.3%



NET SALES



STOCKHOLDERS' EQUITY



EARNINGS PER SHARE*

Adjusted to reflect two for one stock splits in August 2002 and November 2004.

education

DONATION

Our commitment to continued advancement of construction education extended to a donation of $500,000 to help fund the Simpson Strong-Tie Materials Demonstration Laboratory in a new building at California Polytechnic State University in San Luis Obispo, California. It will be the largest element in the Center for Construction Excellence, part of the University's well-regarded Construction Management Department.

Students in several disciplines will be able to use the 5,000 square foot lab to design, build and test a variety of structural components. The Materials Demonstration Lab will provide vital support for four adjoining labs, where students will gain hands-on experience in construction management and residential, commercial and heavy/civil construction.

Artist's rendering of the new Center for Construction Excellence to be built on the Cal Poly campus.



Employees from our Brea and Dublin facilities at a ceremony recognizing Simpson Strong-Tie for its donation to Cal Poly San Luis Obispo. Four are also alumni of the University.

SIMPSON STRUCTURAL ENGINEERING/ARCHITECTURE SCHOLARSHIP PROGRAM

We are in our sixth year of providing financial assistance to students nationwide under the Simpson Strong-Tie Structural Engineering/Architecture Scholarship program to support education and encourage the design and building of safer structures in our communities. We congratulate the following recipients for 2004:

Michael D. Apple, Georgia Institute of Technology
Adam D. Arp-Romero, University of Arizona
Kirk F. Ausban, University of the Pacific
Bradley E. Baer, Iowa State University
Michael K. Blackwell II, University of Florida
Shanna S. Bodle, University of Washington
Nicole Brannon, Louisiana State University
Arthur M. Brokenshire IV, University of Arizona
Shane L. Brown, Oregon State University
Frank M. Burke, Penn State University
Brian L. Dance, Brigham Young University
Amy K. Danner, Georgia Institute of Technology
Kimberly J. DeMars, Clemson University
Ryan D. Dick, University of Illinois, Urbana-Champaign
Jordi Figueras, Boise State University
Kylan A. Francis, Texas Tech University
Jon W. Gambill, California Polytechnic State University
Savlan D. Hauser, University of California, Berkeley
David M. Hawes, New Jersey Institute of Technology
Matthew R. Huizinga, University of Michigan
Mark D. Johnson, University of Kentucky
Anne K. Kountz, University of Washington
Mark K. La Fontaine, California Polytechnic State University
Nicole K. Lammeier, Ohio State University
Frankie A. Manuel, Louisiana State University
Todd D. Munger, University of Michigan
Brad T. Norwell, University of Kentucky
Selena P. Patterson, University of Florida
Ellen K. Regennitter, Ohio State University
Justin D. Smith, Texas Tech University
Andrew J. Steffen, Iowa State University
Heather A. Sustersic, Penn State University
Tad E. Thurston, California State University
Sean M. Wade, University of Dayton
David A. Wells, Clemson University
Caleb R. Wyss, University of Illinois, Urbana-Champaign

education

SIMPSON PSB SCHOLARSHIP PROGRAM

Under our pledge to "put something back," Simpson Manufacturing not only offers educational assistance to employees for career advancement but also offers scholarship aid to their children. During the past 7 years a total of 69 new scholarships have been awarded. During the program's history, in addition to each year's new awards, 108 renewals have been processed.

Christina Berninger – *Daughter of Ken Berninger, production supervisor at Columbus. Christina attends Bowling Green State University in Bowling Green, Ohio, studying Business Pre-law.*

Jacob Childress – *Son of Paul Childress, production leadperson at McKinney. Jacob attends Texas State Technical College in Waco, Texas, studying Automotive Technology.*

Cody Chumbley – *Son of Lisa Chumbley, billing clerk at McKinney. Cody attends Texas A&M University in College Station, Texas, majoring in Business Administration/Management.*

Lindsay Helge – *Daughter of Chuck Helge, customer service supervisor at Columbus. Lindsay attends the University of Toledo, majoring in Education/Spanish.*

Jennifer Jacklich – *Daughter of Diane Jacklich, employee services coordinator at Vacaville. Jennifer attends Cal State University at Sacramento, majoring in Kinesiology.*

Erica King – *Daughter of David McDonald, plant manager at Stockton. Erica attends Heald College in Hayward, studying Medical Assisting and Cosmetology.*

David Morphew – *Son of Mark Morphew, tool and die leadperson at McKinney. David attends Baylor University in Waco, Texas, majoring in Biology.*

Raquel Rodriguez – *Daughter of Antonio Rodriguez, production worker at San Leandro. Raquel attends the University of California at Davis, studying Chemical Engineering.*

Amanda Sayre – *Daughter of Phil Sayre, inventory control manager for Northern California branches. Amanda attends Cal State University at Chico, majoring in German and Math.*

Carly Schluter – *Daughter of Kurt Schluter, retail specialist at Columbus. Carly is majoring in Music Education at the University of Maine in Orono.*

Matthew Troncao – *Son of Antonio Troncao, tool and die maker at San Leandro. Matthew attends Cal State Polytechnic University in Pomona, studying Electrical Engineering.*

Stephanie Williams – *Daughter of David Williams, branch sales manager at Columbus. Stephanie attends Ohio State University to earn a graduate degree in Early Childhood Intervention.*

Guillermina Zarate – *Daughter of Carlos Zarate, production worker at Brea. Guillermina attends Cal State Polytechnic University in Pomona where she is majoring in Spanish and Journalism.*

In 2004, the Simpson PSB Scholarship program made the following new awards:


Christina Berninger


Jacob Childress


Cody Chumbley


Lindsay Helge


Jennifer Jacklich


Erica King


David Morphew


Raquel Rodriguez


Amanda Sayre


Carly Schluter


Matthew Troncao


Stephanie Williams


Guillermina Zarate



COMPANY TRAINING PROGRAMS

In 2004, Simpson Strong-Tie's Training Department began developing training videos in-house. Department personnel shoot the videos at local job sites and in Strong-Tie laboratory facilities. The department produces training kits, which include a video, cdrom, instructor guide, and student guide. These provide job-site installers with general construction knowledge and product installation instructions. Training kits also highlight common product misinstallations. All kit materials are produced in English and Spanish, and are provided free of charge, to qualified contractors.



Taking video production in-house, Randy Coin, Training Content Producer, works with a graphic designer at a photo shoot.



Georgette Adair, Learning Management System Administrator, collaborates with Charlie Roesset, Company Wide Training Manager, on new training material development.



Concrete installers learn from Ray Magallanes, Brea Sales Representative, at a Spanish workshop on Adhesive Anchor Installation.

NHQ PROGRAM

Simpson is the first building products manufacturer to sponsor the National Housing Quality (NHQ) program and earn NHQ certification for its training materials. The National Association of Home Builders (NAHB) Research Center's NHQ program is the leading advocate and resource for quality in the residential construction industry.





Mike Moran, National Manager, Builder Programs, accepts NHQ training material certification and NHQ program sponsorship from NAHB Research Center representatives Bob Hill (left), Director of Laboratory and Certification Services, and Frank Alexander (right), NHQ Program Director.

training

BRANCH TRAINING PROGRAMS

Within our industry, Simpson Strong-Tie continues to lead in training engineers, architects, builders, code officials and dealers on structural system solutions. Training centers are key components of our support for improved building standards and structural safety. Participants can earn professional development hours (PDH) through Simpson's registration with CSI, AIA, SEA, ICC, BIA, AIBO, ACIA and AIBD. Training is provided throughout the United States and at customer locations.



Dean Thomas, Sales and Technical Support at Tamworth teaches customers about engineered wood products and connectors. As part of the practical training they built a floor section and installed connectors, learning correct installation practices.



"We trained over 1,300 people in 2004! Our workshops provide an opportunity for an exchange of information and knowledge that in some areas of the country may not otherwise be available to the industry." Olga Psomostithis, Training Manager, Stockton.



Rodolphe Morize, Engineer at St.Gemme is responsible for developing a training program for our customers in France.



Jim Mailey, Training Manager, Columbus: "We offer our customers many offsite workshops focusing on providing the most economical solutions in the industry to satisfy building code requirements. Our attendance at these workshops continues to grow 10%-20% per year based on a new understanding of the needs of the market."



Vincent Quemener and Jean-Philippe Bonnetain, both sales people at St. Gemme, train on engineered wood product construction.

training



Chris Thoman, Senior Sales Representative, directs a class, while Mandy Robles, Training Manager, Brea looks on. She notes: "We constantly review our curriculum and presentations so they contain the most current, useful information. Our goal is to have all attendees leave feeling that the time spent at our workshop was worthwhile."



Rick Ward, Canada's training manager, shares a laugh with engineer Brent Bunting and customers from a local lumber dealer and truss manufacturer during an installation demonstration.



Simpson Strong-Tie's Southeast region operates two full time training facilities in addition to holding courses throughout the region at jobsites, building departments and design firms. In 2004 over 4,000 people received training. "Our workshops provide a learning environment where everyone in the construction process can share ideas and successful practices as well as learn about the newest and most innovative solutions for the building industry." On the left, McKinney's Training Manager, Billy Viars, speaks with Kelly Brandt, ATS and Strong-Wall Specialist.



Vincent Quemener, Nicolas Péan, Corinne Lobjois and Arnauld Le Ber, all at St. Gemme, hone their installation skills and product knowledge on solid lumber product installation during an in-house training session.





Franz Wettstein speaks to representatives from 23 customers in Böttstein about the development of the timber connector market in Switzerland.



Easy does it! Richard Banner, forklift truck and crane training instructor, trains Ronald Toon at the Tamworth facility.



Monica Thompson, Vacaville and Vicksburg's Kaizen Facilitator, conducting an event.

KAIZEN TRAINING

Dura-Vent's training programs included the Kaizen/R.C.I. event at Vacaville. ("Kaizen" comes from "Kai" or change and "Zen" means for the good. R.C.I. stands for Rapid Continuous Improvement.)

Members of the Oval Line in production learned how to work smarter, not necessarily harder. Everyone was able to participate and learn how to work as a team. They were given equal opportunity to participate in the improvements of the company.

The stated goals were to increase productivity, reduce floor space, increase pieces per man-hour, eliminate scrap and rework, standardize the operation and build a team. Here are the results on stock number 300 - a piece of 4 inch oval pipe, 5 feet in length:

	Before	After	% Change
Floor space	2,240 sq. ft.	832 sq. ft.	–63%
# of Operators	14	10	–28%
Pieces Per Man Hour	12.4 Actual	17.7 actual	+86%
Pieces per hour	174	180	+3.5%
Pieces per shift	1,331	1,356	+2%



Irmalinda Nichols finishes her Forklift Operator Safety Training, getting recertified for her forklift operator license at Vacaville.



The Oval Line production team: Salud Leon, Maria Guerrero, Patricia Torres, Guadalupe Garibay, Ana Ceja, Maria T. Rivas, Alice Mora, Alondra Ramirez, Maria Alvarez, Jesus Macias, Angel Banderas, Phat Hua and Benito Ramirez.



Product Specialist Dale Menges offers a course in Venting 101 to customer service representatives in Vacaville. The course, designed for the beginning as well as seasoned sales staff, enables them to handle technical calls from customers. Maria Estrada, Heather Root, Tristan Schaffer and Gina Vasquez are the interested students learning the science of venting.



office

Street Address:
4120 Dublin Blvd.
Suite 400
Dublin, CA 94568
USA
(925) 560-9000

Mailing Address:
P.O. Box 2969
Dublin, CA 94568
USA

officers

Barclay Simpson
Chairman

Thomas J Fitzmyers
President and Chief Executive Officer

Michael J. Herbert
Chief Financial Officer, Treasurer and Secretary

Stephen B. Lamson
President and Chief Operating Officer
Simpson Strong-Tie Company Inc.

Stephen P. Eberhard
President and Chief Executive Officer
Simpson Dura-Vent Company, Inc.

board of directors

Barclay Simpson (4)
Chairman

Thomas J Fitzmyers
President and Chief Executive Officer

Stephen B. Lamson
President and Chief Operating Officer
Simpson Strong-Tie Company Inc.

Jennifer A. Chatman (1)(4)
Paul J. Cortese Distinguished Professor of Management
Haas School of Business, University of California, Berkeley

Earl F. Cheit (2)(3)(4)
Dean Emeritus of the Haas School of Business
University of California, Berkeley

Peter N. Louras, Jr. (1)(2)(3)(4)
Group Vice President (retired)
The Clorox Company

Robin Greenway MacGillivray (2)(4)
President
SBC, Business Communications Services–West

Barry Lawson Williams (1)(3)(4)
President
Williams Pacific Ventures, Inc.

(1) Member of Compensation Committee
(2) Member of Audit Committee
(3) Member of Governance and Nominating Committee
(4) Member of Growth Committee

STOCK LISTING

Simpson Manufacturing Co., Inc.'s (the "Company") Common Stock is traded on the New York Stock Exchange under the ticker symbol "SSD."

QUARTERLY STOCK DATA

The table below shows the per-share closing price range of the Company's Common Stock for the last two years as quoted on the New York Stock Exchange.

MARKET PRICE PER QUARTER*

	High	Low	Close
2004			
Fourth	$35.61	$31.28	$34.90
Third	31.60	25.91	31.60
Second	28.40	23.85	28.06
First	25.88	22.38	24.48
2003			
Fourth	$26.28	$21.25	$25.43
Third	24.44	18.36	20.45
Second	19.08	16.54	18.30
First	17.48	15.43	16.90

**Adjusted to reflect two for one stock splits in August 2002 and November 2004.*

ANNUAL MEETING

The annual meeting of stockholders will take place at 2:00 p.m., Pacific Daylight Time, on Tuesday, May 3, 2005, at the Company's home office located at 4120 Dublin Boulevard, Suite 400, Dublin, California.

FORM 10-K

The Company's annual report on Form 10-K *(which is included in this report)* and its quarterly and current reports on Forms 10-Q and 8-K, are filed with the Securities and Exchange Commission and are available upon request. These reports are also available on the company's website at **www.simpsonmfg.com**.

INVESTOR RELATIONS

Barclay Simpson
Simpson Manufacturing Co., Inc.
4120 Dublin Blvd., Suite 400
Dublin, CA 94568
Tel: (925) 560-9032

For an investor information package please call (925) 560-9097

TRANSFER AGENT & REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 219045
Kansas City, MO 64121-9045

For shareholder inquiries please call (877) 282-1168

www.equiserve.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco, CA 94105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

[X] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

for the fiscal year ended December 31, 2004

OR

[ ] **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

for the transition period from _________ to _________.

Commission file number: 0-23804

Simpson Manufacturing Co., Inc.

(Exact name of registrant as specified in its charter)

Delaware	**94-3196943**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4120 Dublin Boulevard, Suite 400, Dublin, CA 94568

(Address of principal executive offices)

Registrant's telephone number, including area code: **(925) 560-9000**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.01	**New York Stock Exchange, Inc.**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes __X__ No _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

As of June 30, 2004, there were outstanding 47,647,902 shares of the registrant's common stock, par value $0.01, which is the only outstanding class of common or voting stock of the registrant. The aggregate market value of the shares of common stock held by nonaffiliates of the registrant (based on the closing price for the common stock on the New York Stock Exchange on June 30, 2004) was approximately $1,009,063,247. As of March 7, 2005, 47,988,044 shares of the registrant's common stock were outstanding.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes __X__ No _____

Documents Incorporated by Reference

The information called for by Parts II and III is incorporated by reference to the definitive Proxy Statement for the Annual Meeting of Stockholders of the Company to be held May 3, 2005, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2004.

This document contains forward-looking statements, based on numerous assumptions and subject to risks and uncertainties. Although the Company believes that the forward-looking statements are reasonable, it does not and cannot give any assurance that its beliefs and expectations will prove to be correct. Many factors could significantly affect the Company's operations and cause the Company's actual results to be substantially different from the Company's expectations. Those factors include, but are not limited to: (i) general economic and construction business conditions; (ii) customer acceptance of the Company's products; (iii) materials and manufacturing costs; (iv) the financial condition of customers, competitors and suppliers; (v) technological developments; (vi) increased competition; (vii) changes in capital market conditions; (viii) governmental and business conditions in countries where the Company's products are manufactured and sold; (ix) changes in trade regulations; (x) the effect of acquisition activity; (xi) changes in the Company's plans, strategies, objectives, expectations or intentions; and (xii) other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission. Actual results might differ materially from results suggested by any forward-looking statements in this report. The Company does not have an obligation to publicly update any forward-looking statements, whether as a result of the receipt of new information, the occurrence of future events or otherwise.

PART I

Item 1. Business.

Background

Simpson Manufacturing Co., Inc. (the "Company"), through its subsidiary, Simpson Strong-Tie Company Inc. ("Simpson Strong-Tie" or "SST"), designs, engineers and is a leading manufacturer of wood-to-wood, wood-to-concrete, wood-to-masonry connectors, screw fastening systems and collated screws, and pre-fabricated shearwalls. SST also offers a full line of adhesives, mechanical anchors and powder actuated tools for concrete, masonry and steel. The Company's subsidiary, Simpson Dura-Vent Company, Inc. ("Simpson Dura-Vent" or "SDV"), designs, engineers and manufactures venting systems for gas, wood, oil and pellet burning appliances. The Company markets its products to the residential construction, light industrial and commercial construction, remodeling and do-it-yourself ("DIY") markets. The Company believes that SST benefits from strong brand name recognition among architects and engineers who frequently specify in building plans the use of SST products, and that SDV benefits from strong brand name recognition among contractors, dealers, distributors and SDV's relationships with original equipment manufacturers ("OEMs") to which SDV markets its products. The Company has continuously manufactured structural connectors since 1956. See Note 14 to the Company's Consolidated Financial Statements for information regarding the net sales, income from operations, depreciation and amortization, capital expenditures and acquisitions and total assets for the Company's two primary segments.

Connectors produced by Simpson Strong-Tie typically are steel devices that are used to strengthen, support and connect joints in residential and commercial construction and DIY projects. SST's Anchor Systems product line is included in the connector product segment. SST's connector products enhance the safety and durability of the structures in which they are installed and can save time and labor costs for the contractor. SST's connector products contribute to structural integrity and resistance to seismic, wind and other forces. Applications range from commercial and residential building, to deck construction, to DIY projects. SST produces and markets over 5,000 standard and custom products.

Simpson Dura-Vent's venting systems are used to vent gas furnaces and water heaters, gas fireplaces and stoves, wood and oil burning appliances and pellet stoves. SDV's metal vents, chimneys and chimney liner systems exhaust combustion products to the exterior of the building. SDV designs its products for ease of assembly and safe operation and to achieve a high level of performance. SDV produces and markets approximately 2,400 different venting products.

The Company emphasizes continuous new product development and often obtains patent protection for its new products. The Company's products are marketed in all 50 states of the United States and in Europe, Canada, Japan, Australia, New Zealand, Mexico and several countries in Central and South America. Both Simpson Strong-Tie and Simpson Dura-Vent products are distributed to home centers, through wholesale distributors and to contractors and dealers. Simpson Dura-Vent also sells to OEM manufacturers.

The Company has developed and uses automated manufacturing processes. Its innovative manufacturing systems and techniques have allowed it to control manufacturing costs, even while developing both new products and products that meet customized requirements and specifications. The Company's development of specialized manufacturing processes has also permitted increased operating flexibility and enhanced product design innovation.

The Company has developed a quality management system that employs numerous quality-control procedures. The Company has 16 manufacturing locations in the United States, Canada, France, Denmark and England.

The Company is a Delaware corporation organized and merged with its predecessor company in 1999. The Company serves as a holding company for Simpson Strong-Tie and its subsidiaries and for Simpson Dura-Vent.

Industry and Market Trends

Based on trade periodicals, participation in trade and professional associations and communications with governmental and quasi-governmental organizations and with customers and suppliers, the Company believes that a variety of events and trends have resulted in significant developments in the markets that the Company serves. The Company's products are designed to respond to increasing demand resulting from these trends. Some of these events and trends are discussed below.

Natural disasters throughout the world have focused attention on safety concerns relating to the structural integrity of homes and other buildings. The 1995 earthquake in Kobe, Japan, the 1994 earthquake in Northridge, California, the 1989 Loma Prieta earthquake in Northern California, Hurricanes Hugo in 1989 and Andrew in 1992 and a series of hurricanes in 2004 in the Southeastern United States, and other less cataclysmic natural disasters, damaged and destroyed innumerable homes and other buildings, resulting in heightened consciousness of the fragility of some of those structures.

In recent years, architects, engineers, model code agencies, contractors, building inspectors and legislators have continued efforts to improve structural integrity and safety of homes and other buildings in the face of disasters of various types, including seismic events, storms and fires. Based on ongoing participation in trade and professional associations and communications with governmental and quasi-governmental regulatory agencies, the Company believes that building codes are being more uniformly applied around the country and their enforcement is becoming more rigorous.

Recently, there has been consolidation among several of the Company's customer groups. The industry has experienced increased complexity in home design and builders are more aggressively trying to reduce their costs. The Company has responded to these trends by marketing its products as systems, in addition to individual parts. In some cases, systems marketing is facilitated by the use of sophisticated design and specification software.

The requirements of the Endangered Species Act, the Federal Lands Policy Management Act and the National Forest Management Act have reduced the amount of timber available for harvest from public lands. Over the past several years, this and other factors have led to the increased use of engineered wood products. Engineered wood products, which substitute for strong, clear-grained lumber historically obtained from logging older, large-diameter trees, have been developed to conserve lumber. Engineered wood products frequently require specialized connectors. Sales of Simpson Strong-Tie's engineered wood connector products have increased significantly over the past several years.

Concerns about energy conservation and air quality have led to increasing recognition of the advantages of natural gas as a heating fuel, including its clean burning characteristics. Use of natural gas for home heating has been increasing in the United States over a number of years. Simpson Dura-Vent markets a line of products designed to vent natural gas burning appliances

The Company continues to develop its distribution through home centers throughout the United States. The Company's sales to home centers increased significantly in 2003 and 2004, although sales were up only slightly in the fourth quarter of 2004. See "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations."

Business Strategy

The Company designs, manufactures and sells products that are of high quality and performance, easy to use and cost-effective for customers. The Company provides rapid delivery of its products and prompt engineering and sales support. Based on its communications with customers, engineers, architects, contractors and other industry participants, the Company believes that its products have strong brand name recognition, and the Company seeks to continue to develop the value of its brand names through a variety of customer-driven strategies. Information provided by customers has led to the development of many of the Company's products, and the Company expects that customer needs will continue to shape the Company's product development, marketing and services.

Specification in architects' and engineers' plans and drawings influences which products will be used for particular purposes and therefore is key to the use of the Company's products in construction projects. The Company encourages architects and engineers to specify the installation of the Company's products in projects they design and supervise, and encourages acceptance of the Company's products by construction contractors. The Company maintains frequent contacts with architects, engineers and contractors, as well as private organizations that provide information to building code officials, both to inform them regarding the quality, proper installation, capabilities and value of the Company's products and to update them about product modifications and new products that may be useful or necessary. The Company sponsors seminars to inform architects, engineers, contractors and building officials on appropriate use and proper installation of the Company's products. Additionally, the Company maintains relationships with home builders throughout the country to promote the use of its products.

The Company seeks to expand its product and distribution coverage through several channels:

Distributors. The Company regularly evaluates its distribution coverage and service levels provided by its distributors and from time to time modifies its distribution strategy and implements changes to address weaknesses and opportunities. The Company has various programs to evaluate distributor product mix and conducts promotions to encourage distributors to add Company products that complement the mix of product offerings in their markets.

Through its efforts to increase specifications by architects and engineers, and through increasing the number of products sold to particular contractors, the Company seeks to increase sales to channels that serve building contractors. The Company continuously seeks to expand the number of contractors served by each distributor through such sales efforts as demonstrations of product cost-effectiveness and information programs.

Home Centers. The Company intends to continue to increase penetration of the DIY markets by solicitation of home centers. The Company's Account Managers maintain on-going contact with home centers to work with them in a broad range of areas including inventory levels, retail display maintenance, and product knowledge training. To satisfy specialized requirements of the home center market, the Company has developed extensive bar coding and merchandising aids and has devoted a portion of its research efforts to the development of DIY products.

Dealers. In some markets, the Company sells its products directly to lumber dealers.

OEM Relationships. The Company works closely with manufacturers of engineered wood products and OEMs in developing and expanding the application and sales of Simpson Strong-Tie's engineered wood connector products and Simpson Dura-Vent's gas, wood and pellet stove venting products. SST has relationships with several of the largest manufacturers of engineered wood products, and SDV has OEM relationships with major fireplace and stove manufacturers.

While the Company is expanding its established facilities outside of California to increase its presence and sales in these markets, sales of some products may relate primarily to certain regions. For example, sales of SST's line of shearwalls, which was expanded recently with the introduction of a steel wall, are concentrated in the western region of the United States since their use is primarily intended to resist the effects of seismic forces. Since 1993, the Company has established operations in the United Kingdom, opened warehouse and distribution facilities in western Canada and the northeastern United States, purchased anchor products manufacturers in Illinois and eastern Canada and connector product manufacturers in France, Denmark, Germany and western Canada and acquired the assets of a leading manufacturer and distributor of screw fastening systems and collated screws with manufacturing and distribution operations in Tennessee and distribution in Canada, Australia and New Zealand. The European investments are intended to establish a presence in the European Community through companies with existing customer bases and through servicing U.S.-based customers operating there. The Company also distributes connector and epoxy products in Chile, Mexico, Japan, Australia, China and New Zealand. The Company intends to continue to pursue and expand operations both inside and outside of the United States (see Note 14 to the Company's Consolidated Financial Statements).

A Company goal is to manufacture and warehouse its products in geographic proximity to its markets to provide availability and rapid delivery of products to customers and prompt response to customer requests for specially designed products and services. With respect to the DIY and dealer markets, the Company's strategy is to keep the customer's retail stores continuously stocked with adequate supplies of the full line of the Company's products that those stores carry. The Company manages its inventory to help assure continuous product availability. Most customer orders are filled within a few days. High levels of manufacturing automation and flexibility allow the Company to maintain its quality standards while continuing to provide prompt delivery.

The Company's product research and development is based largely on needs that customers communicate to the Company. The Company typically has developed 10 to 20 new products annually (some of which may be produced in a range of sizes). The Company's strategy is to develop new products on a proprietary basis, to patent them when appropriate and to seek trade secret protection for others.

The Company's long-term strategy is to develop, acquire or invest in product lines or businesses that (a) complement the Company's existing product lines, (b) can be marketed through its existing distribution channels, (c) might benefit from use of the Simpson Strong-Tie and Simpson Dura-Vent brand names, (d) are responsive to needs of the Company's customers and (e) expand its markets geographically.

Simpson Strong-Tie

Overview

Connectors produced by Simpson Strong-Tie typically are steel devices that are used to strengthen, support and connect joints in residential and commercial construction and DIY projects. These products enhance the safety and durability of the structures in which they are installed and can save time and labor costs for the contractor. SST's connector products increase structural integrity and improve structural resistance to seismic, wind and other forces. Applications range from building framing to deck construction to DIY projects. SST produces and markets over 5,000 standard and custom products.

In the United States, connector usage developed faster in the West than elsewhere due to the low cost and abundance of timber and to local construction practices. Increasingly, the market has been influenced both by a growing awareness that the devastation caused by seismic, wind and other disasters can be reduced through improved building codes and construction practices and by environmental concerns that contribute to the increasing cost and reduced availability of wood. Most Simpson Strong-Tie products are listed by recognized building standards agencies as complying with model building codes and are specified by architects and engineers for use in projects they are designing or supervising. The engineered wood products industry continues to develop in response to concerns about the availability of wood, and the Company believes that SST is the leading supplier of connectors for use with engineered wood products.

Metal connectors, anchors and fasteners will corrode and lose load carrying capacity when installed in corrosive environments or exposed to corrosive materials. There are many environments and materials that may cause corrosion, including ocean salt air, fire retardants, preservative-treated wood, dissimilar metals, fumes and fertilizers. The variables present in a single building environment make it impossible accurately to predict if, or when, significant corrosion will begin or reach a critical level. This relative uncertainty makes it crucial that the specifiers be knowledgeable of the potential risks and select a product coating or metal that is suitable for the intended use. Changes in the preservative-treated wood industry have created additional concerns. Effective December 31, 2003, the preservative-treated wood industry voluntarily transitioned from Chromated Copper Arsenate ("CCA-C") used in residential applications to alternative treatments. Testing has shown that certain alternative replacement treatments are generally more corrosive than CCA-C. SST publishes technical bulletins on subjects such as this and others that affect the installation and use of its products and makes its technical bulletins available on its website at www.strongtie.com.

Products

Simpson Strong-Tie is a recognized brand name in the markets it serves. SST manufactures and markets products that strengthen the three types of connections typically found in residential and commercial construction: wood-to-wood, wood-to-concrete and wood-to-masonry. The Company's connector products, including its pre-fabricated shearwalls, are installed on the continuous load path from the foundation to the roof system. SST also markets specialty screws and nails for proper installation of certain of its connector products. These products have seismic, retrofit and remodeling applications for both new construction and DIY markets. Through its Anchor Systems product line, SST also offers a full line of adhesives, mechanical anchors and powder actuated tools for numerous anchoring applications in concrete, masonry and steel. With the addition of the Quik Drive product line, SST now also offers screw fastening systems and collated screws for various construction applications.

Most of Simpson Strong-Tie's products are listed by recognized model building code agencies. To achieve such listings, SST conducts extensive product testing, which is witnessed and certified by independent testing engineers. The tests also provide the basis for publication of load ratings for SST structural connectors, and this information is used by architects, engineers, contractors and homeowners. The information is useful across the range of applications of SST's products, from the deck constructed by a homeowner to a multi-story structure designed by an architect or engineer in an earthquake zone.

Simpson Strong-Tie also manufactures connector products specifically designed for use with engineered wood products, such as wood I-joists. With increased timber costs and reduced availability of trees suitable for making traditional solid sawn lumber, construction with engineered wood products has increased substantially in the last several years. Over the same period, SST's net sales of engineered wood connectors through dealer and contractor distributors and engineered wood product manufacturers have also increased significantly.

New Product Development

Simpson Strong-Tie commits substantial resources to engineering and new product development and the majority of its products have been developed through SST's internal research and development program. SST typically has developed 10 to 20 new products each year. SST's research and development expense for the three years ended December 31, 2004, 2003 and 2002, was $3,966,000, $3,599,000 and $3,199,000, respectively. In late 2002, SST completed construction of its advanced testing facility in Stockton, California, and testing of multi-story wall systems began there in 2003. As part of the new product development process, SST engineers, in cooperation with sales and marketing staff, meet regularly with architects, engineers, building inspectors, code officials and customers. Several new products derived from existing product lines are developed annually. SST developed and introduced a line of pre-fabricated steel shearwall products primarily for the new construction market and a new line of collated fasteners and fastener tools. SST also has expanded its line of chemical and mechanical anchor products and powder actuated tools. The Company believes that existing distribution channels are receptive to product line extensions, thereby enhancing SST's ability to enter new markets.

Sales and Marketing

Simpson Strong-Tie's sales and marketing programs are implemented through SST's branch system. SST currently maintains branches in Northern and Southern California, Texas, Ohio, Canada, England, France and Denmark. Each branch is served by its own sales force, as well as manufacturing, warehouse and office facilities. Each branch is responsible for a broad geographic area. Branch managers have significant autonomy in managing their operations. Each is responsible for setting and executing sales and marketing strategies that are consistent with the markets that the branch serves and the goals of the Company. Each domestic branch is an independent profit center with cash profit sharing bonus and stock option programs based on its own performance. At the same time, the domestic branches closely integrate their manufacturing activities to enhance product availability. Branch sales forces in the U.S. are supported by marketing managers in the home office in Dublin, California. The home office also functions to coordinate issues effecting customers that operate in multiple regions. The sales force maintains close working relationships with customers, develops new business, calls on architects, engineers and building officials and participates in a range of educational seminars.

Simpson Strong-Tie sells its products through an extensive distribution system comprising dealer distributors supplying thousands of retail locations nationwide, contractor distributors, home centers, lumber dealers, manufacturers of engineered wood products, and specialized contractors such as roof framers. In recent years, sales to home centers have been one of the Company's fastest growing distribution channels. A large part of that growth was sales to The Home Depot, which acquired White Cap Construction Supply, Inc., a contractor distributor, in 2004. Sales to The Home Depot exceeded 10% of the Company's consolidated net sales in each of the last three years (see Note 14 to the Company's Consolidated Financial Statements and "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations"). The loss of this customer would have a material adverse effect on the Company. SST's DIY and dealer products are used to build projects such as decks, patio covers and garage and organization systems.

Simpson Strong-Tie dedicates substantial resources to customer service. SST produces numerous publications and point-of-sale marketing aids to serve specifiers, distributors, retailers and users for the various markets that it serves. These publications include general catalogs, as well as various specific catalogs, such as those for its Anchor System products. The catalogs and publications describe the products and provide load and installation information. SST also maintains several linked websites centered on www.strongtie.com, which include catalogs, product and

technical information, code reports and other general information related to SST's product lines and promotional programs.

Simpson Strong-Tie's engineers not only design and test products, but also provide engineering support for customers. This support might range from the discussion of a load value in a catalog to testing a unique application for an existing product. SST's sales force communicates with customers in each of its marketing channels, through its publications, seminars and frequent calls.

Based on its communications with customers, Simpson Strong-Tie believes that its products are essential to its customers' businesses, and it is SST's policy to ship products within a few days of receiving the order. Many of SST's customers serve contractors that require rapid delivery of needed products. Home centers and dealers also require superior service, because of fluctuating demand and to serve the needs of a broad base of customers. To satisfy these requirements, SST maintains high inventory levels, has redundant manufacturing capability and some multiple dies to produce the same parts. SST also maintains information systems that provide sales and inventory control and forecasting capabilities throughout its network of factories and warehouses. SST also has special programs for contractors intended to ensure the prompt manufacture and delivery of custom products.

Simpson Strong-Tie believes that dealer and home center sales of SST products are significantly greater when the bins and racks at large dealer and home center locations are adequately stocked with appropriate products. Various retailers carry varying numbers of SST products and SST's Account Managers are engaged in ongoing efforts to inform retailers about SST's merchandising programs and the appeal of the SST brand.

Simpson Dura-Vent

Overview

Simpson Dura-Vent's venting systems are used to vent gas furnaces and water heaters, gas fireplaces and stoves, wood and oil burning appliances and pellet stoves. SDV's metal vents, chimneys and chimney liner systems exhaust the products of combustion to the exterior of the building and have been designed for ease of assembly and safe operation and to achieve a high level of performance. SDV produces and markets nearly 2,400 different venting products.

The clean burning characteristics of natural gas have gained public recognition, resulting in increased market share for gas appliances in the new construction and the appliance replacement markets. As a result, Simpson Dura-Vent has developed venting systems, such as Direct-Vent, to address changes in appliance technology. Fluctuations in natural gas prices, however, affect demand for gas appliances. Historically, sales of wood and pellet burning stoves, considered alternative energy sources, have increased during periods of high oil and natural gas prices and energy shortages while sales of gas burning appliances have tended to decline.

Simpson Dura-Vent's objective is to expand market share in all of its distribution channels, by entering expanding markets that address energy and environmental concerns. SDV's strategy is to capitalize on its strengths in new product development and its established distribution network and to continue its commitment to high quality and service. SDV operates manufacturing and warehouse facilities in California and Mississippi.

Products

Simpson Dura-Vent is a leading supplier of double-wall Type B Gas Vent systems, used for venting gas furnaces, water heaters, boilers and decorative gas fireplaces. SDV's Type B Gas Vent product line features heavy-duty quality construction and a twist-lock design that provides for fast and easy job-site assembly compared to conventional snap together designs. The twist-lock design has broader applications and has been incorporated into SDV's gas, pellet and direct vent product lines. SDV also markets a patented flexible vent connector, Dura/Connect, for use between the gas appliance flue outlet and the connection to the Type B Gas Vent installed in the ceiling. Dura/Connect offers a simple twist, bend and connect installation for water heaters and gas furnaces.

Consumer concerns over the rising costs of natural gas and home heating oil in 2003 and 2004 increased demand for alternative fuel appliances. This has resulted in increased demand for SDV's all-fuel chimney and pellet vent products. The gas fireplace market has evolved into two basic types of fireplace: top-vent fireplaces that are vented with the standard Type B Gas Vent and direct-vent fireplaces that use a special double-wall venting system. SDV's direct-vent system is designed not only to exhaust the flue products, but also to draw in outside air for combustion, an important feature in modern energy-efficient home construction. The direct-vent gas fireplace systems provide

ease of installation, permitting horizontal through-the-wall venting or standard vertical through-the-roof venting. SDV has established relationships with several large manufacturers of gas stoves and gas fireplaces to supply direct-vent venting products. In 1996, SDV expanded its direct-vent product line to include both co-axial and co-linear direct vent systems for venting gas stoves and gas inserts into existing masonry chimneys or existing factory-built metal chimneys.

New Product Development

Simpson Dura-Vent has gained industry recognition by offering innovative new products that meet changing needs of customers. SDV representatives serve on industry committees concerned with issues such as new appliance standards and government regulations. SDV's research and development expense for the three years ended December 31, 2004, 2003 and 2002, was $518,000, $464,000 and $460,000, respectively. SDV also maintains working relationships with research and development departments of major appliance manufacturers, providing prototypes for field testing and conducting tests in SDV's testing laboratory. SDV believes that such relationships provide competitive advantages. For example, SDV introduced the first direct vent system for direct vent gas appliances. In 2003, SDV developed stainless steel flexible relining systems for masonry chimneys. These systems are used to resize and retrofit masonry chimneys to accommodate wood burning and pellet burning fireplace inserts. In 1999, SDV introduced DuraTech, a twin-walled insulated chimney system for use on wood burning stoves, fireplaces and oil fired appliances. This product line has been designed and manufactured to a new standard of excellence. It is constructed from stainless steel and incorporates blanket insulation for enhanced safety and efficiency. In 2004, SDV completed testing for a new chimney product line, Dura-Plus HTC, which is designed to meet Canadian standards for chimney systems and will be marketed in Canada beginning in 2005.

Sales and Marketing

Simpson Dura-Vent's sales and marketing programs are implemented through company sales and marketing staff and a network of independent manufacturer's agents. SDV markets venting systems for both gas and wood burning appliances through wholesale distributors in the United States, Canada and Australia to the HVAC (heating, ventilating and air conditioning) and PHC (plumbing, heating and cooling) contractor markets, and to fireplace specialty shop distributors. These customers sell to contractor and DIY markets. SDV also markets venting products to home center and hardware store chains. SDV has established OEM relationships with several major gas fireplace and gas stove manufacturers, which SDV believes are leaders in the direct-vent gas appliance market (see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations").

Simpson Dura-Vent responds to technological changes occurring in the industry through new product development and has developed a reputation for quality and service to its customers. To reinforce its reputation for quality, SDV produces extensive sales support literature and advertising materials. Recognizing the difficulty that customers and users may have in understanding new, complex venting requirements, SDV publishes a venting handbook to assist contractors, building officials and retail outlets with the science of proper venting. Advertising and promotional materials have been designed to be used by distributors and their customers, as well as home centers and hardware chains.

To enhance its marketing effort, SDV has developed a website, www.duravent.com, that includes product descriptions, catalogs and installation instructions, as well as a direct link to SDV's customer service and engineering departments.

Manufacturing Process

The Company has concentrated on making its manufacturing processes as efficient as possible without compromising quality or flexibility necessary to serve the needs of its customers. The Company has developed and uses automated manufacturing processes. The Company's innovative manufacturing systems and techniques have allowed it to control manufacturing costs, even while developing both new products and products that meet customized requirements and specifications. The Company's development of specialized manufacturing processes also has permitted increased operating flexibility and enhanced product design innovation. The Company sources some products from third party vendors, both domestically and internationally.

The Company is committed to helping people build safer structures economically through the design, engineering and manufacturing of structural connectors, pre-fabricated shearwalls, anchors and related products. To this end, the Company has developed a quality management system that employs numerous quality-control procedures, such as computer-generated work orders, constant review of parts as they are produced and frequent quality testing (see

"Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations"). Since 1996, Simpson Strong-Tie's quality management system has been registered under ISO 9001, an internationally recognized set of quality-assurance standards. SST achieved registration under the new ISO 9001-2000 standard for its operations in North America and England in the first quarter of 2003. The Maple Ridge, B.C., and Stockton, California, locations achieved registration in 2004 and the Denmark location achieved registration in early 2005, joining 12 other locations in North America and England that were previously registered. In 2005, SST expects to achieve ISO 9001 registration for its operations in France and expects to begin the registration process for Quik Drive's Gallatin, Tennessee facility. The Company believes that ISO registration is becoming increasingly important to U.S. companies.

Simpson Strong-Tie operates manufacturing and warehouse facilities in California, Texas, Ohio, Florida, Connecticut, Illinois, Washington, Tennessee, Nevada, British Columbia, Ontario, England, France, Denmark, Germany, Australia and Poland. SST also stocks its products in Scotland, Austria and Chile. Most of SST's products are produced with a high level of automation, using progressive dies run in automatic presses making parts from coiled sheet steel at rates that often exceed 100 strokes per minute. SST estimates that it produces over one billion product pieces per year. Most of SST's products (SKUs) are bar coded with UPC numbers for easy identification, and nearly all of the products sold to home centers are labeled with bar codes. SST has significant press capacity and has multiple dies for some of its high volume products because of the need to produce these products close to the customer and to provide backup capacity. The balance of production is accomplished through a combination of manual, blanking and numerically controlled (NC) processes which include robotic welders, lasers and turret punches. This capability allows SST to produce products with little redesign or set-up time, facilitating rapid turnaround for customers. New tooling is also highly automated. Dies are designed and produced using computer aided design (CAD) and computer aided machining (CAM) systems. CAD/CAM capability enables SST to create multiple dies rapidly and design them to high standards. The Company is constantly reviewing its product line to reduce manufacturing costs, increase automation, and take advantage of new types of materials. For example, in recent years SST has introduced multiple products made from an engineered composite plastic, the AnchorMate, the StrapMate and the Anchor Bolt Stabilizer.

Simpson Strong-Tie also manufactures chemical anchoring products at its facility in Addison, Illinois. The chemicals are mixed in batches and are then loaded in two-part dispensers. These dispensers mix the product on the job site since set up times are usually very short. In addition, SST purchases a number of products, primarily fasteners, powder actuated tools and accessories and certain of its mechanical anchoring products, from various sources around the world. These purchased products undergo inspections on a sample basis for conformance with ordered specifications and tolerances before being distributed.

Simpson Dura-Vent operates manufacturing and warehouse facilities in California and Mississippi. SDV produces component parts for venting systems using NC-controlled punch presses equipped with high-speed progressive and compound tooling. SDV's vent pipe and elbow assembly lines are automated, to produce finished products efficiently from large coils of steel and aluminum. UPC bar coding and computer tracking systems provide SDV's industrial engineers and production supervisors with real-time productivity tools to measure and evaluate current production rates, methods and equipment.

Most of the Company's current and planned manufacturing facilities are located in geographic regions that have experienced major natural disasters, such as earthquakes, floods and hurricanes. For example, the 1989 Loma Prieta earthquake in Northern California destroyed a freeway and caused other major damage within a few miles of the Company's facilities in San Leandro, California, and the earthquake in Northridge, California, in January 1994, destroyed several freeways and numerous buildings in the region in which the Company's facilities in Brea are located. The Company has developed a disaster recovery plan, but it does not carry earthquake insurance on its buildings or its equipment. Other insurance that it carries is limited and not likely to be adequate to cover all of the Company's resulting costs, business interruption and lost profits in the event of a major natural disaster in the future. If a natural disaster were to render one or more of the Company's manufacturing facilities totally or partially unusable, whether or not covered by insurance, the Company's business and financial condition could be materially and adversely affected.

Regulation

The design, capacity and quality of most of the Company's products and manufacturing processes are subject to numerous and extensive regulations and standards promulgated by governmental, quasi-governmental and industry organizations. Such regulations and standards are highly technical and complex and are subject to frequent revision. The failure of the Company's products or manufacturing processes to comply with any of such regulations and standards could impair the Company's ability to manufacture and market its products profitably and could materially and adversely affect the Company's business and financial condition.

Simpson Strong-Tie's product lines are subject to federal, state, county, municipal and other governmental and quasi-governmental regulations that affect product design, development, testing, applications, marketing, sales, installation and use. Most SST products are recognized by building code and standards agencies. Agencies that recognize Company products include the International Code Council (ICC), the City of Los Angeles, the State of Florida, the State of Wisconsin, and the California Division of the State Architect. These and other code agencies adopt various testing and design standards and incorporate them into their related building codes. With the adoption of the International Residential Code (2000 and 2003) and the International Building Code (2000 and 2003), these standards have become more uniformly applied and are recognized throughout most of the country. SST considers code recognition to be a significant marketing tool and devotes considerable effort to obtaining and maintaining appropriate approvals for its products. SST believes that architects, engineers, contractors and other customers are less likely to purchase structural products that lack the appropriate code acceptance if code-accepted competitive products are available. SST actively participates in industry related professional associations to keep abreast of regulatory changes and to provide information to regulatory agencies.

Simpson Dura-Vent operates under a complex regulatory environment that includes appliance and venting performance standards related to safety, energy efficiency and air quality. Gas venting regulations are contained in the National Fuel Gas Code ("NFGC"), while safety and performance regulations for wood burning appliances and chimney systems are contained in a National Fire Protection Association standard ("NFPA 211"). Standards for testing gas vents and chimneys are developed by testing laboratories such as Underwriter's Laboratories ("UL") in compliance with the American National Standards Institute. Clean air standards for both gas and wood burning appliances are regulated by the Environmental Protection Agency ("EPA"). Energy efficiency standards are regulated by the Department of Energy ("DOE") under the authority of the National Appliance Energy Conservation Act. Under this act, the DOE periodically reviews the necessity for increased efficiency standards with respect to gas furnaces and gas water heaters. A substantial percentage of SDV's Type B Gas Vent sales are for gas furnaces and gas water heaters. Minimum appliance efficiency standards are being considered that could negatively affect sales of Type B Gas Vents, which could materially and adversely affect the Company's operating results and financial condition if the standards and regulations contained in the NFGC and NFPA 211 are ultimately adopted by national building code organizations such as International Code Council (ICC). In turn, the various building codes could be adopted by local municipalities, resulting in enforcement through the building permit process. Safety, air quality and energy efficiency requirements are enforced by local air quality districts and municipalities by requiring proper UL, EPA and DOE labels on appliances and venting systems.

Competition

The Company faces a variety of competition in all of the markets in which it participates. This competition ranges from subsidiaries of large national or international corporations to small regional manufacturers. While price is an important factor, the Company competes on the basis of quality, breadth of product line, technical support, service, field support and product innovation. As a result of differences in structural design and building practices and codes, Simpson Strong-Tie's markets tend to differ by region. Within these regions, SST competes with companies of varying size, several of which also distribute their products nationally.

The venting industry is highly competitive. SDV's competitors include a variety of manufacturers that have operations in USA, Canada and Mexico. Most of its competitors don't compete in all of SDV's product lines, and some have additional product lines which SDV does not offer. SDV competes on the basis of quality, service, breadth of product line, technical support, and product innovation.

Raw Materials

The principal raw material used by the Company is steel, including stainless steel, and is generally ordered to specific American Society of Testing and Materials ("ASTM") standards. SST also uses materials such as epoxies and acrylics in the manufacture of it chemical anchoring products. Raw materials such as aluminum, aluminum

alloys and ceramic and other insulation materials, are used by Simpson Dura-Vent, and cartons, which are used by both SST and SDV. The Company purchases raw materials from a variety of commercial sources. The Company's practice is to seek cost savings and enhanced quality by purchasing from a limited number of suppliers.

The steel industry is highly cyclical and prices for the Company's raw materials are influenced by numerous factors beyond the Company's control, including general economic conditions, competition, labor costs, import duties and other trade restrictions. Steel prices rose in the latter half of 2003 and in 2004. Steel prices may have reached a temporary plateau at their current level but may go higher in the future. Several factors have contributed to these price increases. The domestic market continues to be heavily influenced by three major U.S. manufacturers. The world market for steel continues to be strong and the value of the dollar remains low. All of these factors could have an adverse effect on the Company's cost and availability of steel in 2005. The Company might not be able to increase its product prices to correspond to increases in raw materials prices without materially and adversely affecting its sales and profits. See "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company historically has not attempted to hedge against changes in prices of steel or other raw materials.

Patents and Proprietary Rights

The Company's subsidiaries have U.S. and foreign patents, the majority of which cover products that they currently manufacture and market. These patents, and applications for new patents, cover various design aspects of the subsidiaries' products, as well as processes used in their manufacture. The Company's subsidiaries are continuing to develop new potentially patentable products, product enhancements and product designs. Although the Company's subsidiaries do not intend to apply for additional foreign patents covering existing products, the Company has developed an international patent program to protect new products that its subsidiaries may develop.

The Company's ability to compete effectively with other companies depends in part on its ability to maintain the proprietary nature of its technology. There can be no assurance, however, as to the degree of protection afforded by these patents or the likelihood that patents will be issued pursuant to pending patent applications. Furthermore, there can be no assurance that others will not independently develop the same or similar technology, develop around the patented aspects of any of the Company's products or proposed products, or otherwise obtain access to the Company's proprietary technology.

In addition to seeking patent protection, the Company relies on unpatented proprietary technology to maintain its competitive position. Nevertheless, there can be no assurance that the Company will be able to protect its know-how or other proprietary information.

In attempting to protect its proprietary information, the Company expects that it may sometimes be necessary to initiate lawsuits against competitors and others that the Company believes have infringed or are infringing the Company's rights. In such an event, the defendant may assert counterclaims to complicate or delay the litigation or for other reasons. If the Company were to be unable to maintain the proprietary nature of its significant products, the Company's business and financial condition could be materially and adversely affected.

Acquisitions and Expansion into New Markets

The Company's future growth, if any, may depend to some extent on its ability to penetrate new markets, both domestically and internationally. See "Industry and Market Trends" and "Business Strategy." Therefore, the Company may in the future pursue acquisitions of product lines or businesses. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations and products of the acquired companies, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has little or no direct prior experience, and the potential loss of key employees of the acquired company. In addition, future acquisitions by the Company may result in potentially dilutive issuances of equity securities, the incurring of additional debt, and impairment and amortization expenses related to goodwill and other intangible assets, all of which could adversely affect the Company's profitability. If an acquisition occurs, no assurance can be given as to its effect on the Company's business or operating results. See "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations."

Construction customs, standards, techniques and methods in international markets differ from those in the United States. Laws and regulations applicable in new markets for the Company may be unfamiliar to the Company and compliance may be substantially more costly than the Company anticipates. As a result, it may become necessary for the Company to redesign products or to invent or design new products in order to compete effectively and

profitably outside the United States or in markets that are new to the Company in the United States. The Company expects that significant time will be required for it to generate substantial sales or profits in new markets.

Other significant challenges to conducting business in foreign countries include, among other factors, local acceptance of the Company's products, political instability, currency controls, changes in import and export regulations, changes in tariff and freight rates, and fluctuations in foreign exchange rates. There can be no assurance that the Company will be able to penetrate these markets or that any such market penetration can be achieved on a timely basis or profitably. If the Company is not successful in penetrating these markets within a reasonable time, it will be unable to recoup part or all of the significant investments it will have made in attempting to do so. See "Business Strategy" and "Industry and Market Trends."

In October 2004, the Company completed the acquisition of the assets of Quik Drive, U.S.A., Inc. and Quik Drive Canada, Inc. and 100% of the equity of Quik Drive Australia Pty. Limited (collectively "Quik Drive"). Quik Drive manufactures collated fasteners and fastener delivery systems which are marketed in the U.S., Canada, Australia and New Zealand. The purchase price, including post-closing adjustments, of the acquisition was approximately $32.0 million in cash and $5.0 million in stock (which was not and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements). In April 2004, the Company's Danish subsidiary acquired 100% of the shares of ATF Furrer Holz GmbH ("ATF"), in Switzerland, for approximately $0.6 million. ATF distributes a line of hidden connectors in some European countries. In May 2003, Simpson Strong-Tie Canada Limited, a subsidiary of the Company, purchased MGA Construction Hardware & Steel Fabricating Limited and MGA Connectors Limited (collectively, "MGA"), for approximately $9.8 million in cash. MGA manufactures and distributes throughout Canada and portions of the United States a quality line of connectors used in construction.

Seasonality and Cyclicality

The Company's sales are seasonal, with operating results varying from quarter to quarter. With some exceptions, the Company's sales and income have historically been lower in the first and fourth quarters and higher in the second and third quarters of the year, as retailers and contractors purchase construction materials in the late spring and summer months for the construction season. In addition, demand for the Company's products and the Company's results of operations are significantly affected by weather conditions, such as unseasonably warm, cold or wet weather, which affect, and sometimes delay or accelerate, installation of certain of the Company's products. Political and economic events can also affect the Company's revenues. The Company has little control over the timing of customer purchases, and sales anticipated in one quarter may occur in another quarter, thereby affecting both quarters' results. In addition, the Company incurs significant expenses as it develops, produces and markets its products in anticipation of future orders. Because the Company maintains high inventory levels, products typically are shipped as orders are received, and accordingly the Company generally operates with little backlog. As a result, net sales in any quarter generally depend on orders booked and shipped in that quarter. A significant portion of the Company's operating expenses are fixed, and planned expenditures are based primarily on sales forecasts. If sales fall below the Company's expectations, operating results would be adversely affected for the relevant quarters, as expenses based on those expectations will already have been incurred. See "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Company's principal markets are in the building construction industry. That industry is subject to significant volatility as a result of fluctuations in interest rates, the availability of credit to builders and developers, inflation rates, weather and other factors and trends, none of which is within the Company's control. Declines in commercial and residential construction may be expected to reduce the demand for the Company's products. The Company cannot provide any assurance that its business will not be adversely affected by future negative economic or construction industry performance or that future declines in construction activity or the demand for the Company's products will not have material adverse effects on the Company and its business and financial condition. See "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations."

Product Liability

The Company designs and manufactures most of its standard products and expects that it will continue to do so. The Company employs engineers and designers to design and test its products under development. In addition, the Company maintains a quality control system. The Company has on occasion found manufacturing flaws in its products. In addition, the Company purchases from third party suppliers raw materials, principally steel, and finished goods that are produced and processed by other manufacturers. The Company also has on occasion found flaws in raw materials and finished goods produced by others. Some flaws have not become apparent until after the

products were installed by customers. Many of the Company's products are integral to the structural soundness or fire safety of the structures in which they are used. As a result, if any flaws exist in the Company's products (as a result of design, raw material or manufacturing flaws or lapses in product quality control) and such flaws are not discovered and corrected before the Company's products are incorporated into structures, the structures could suffer severe damage (such as collapse or fire) and personal injury could result. To the extent that such damage or injury is not covered by the Company's product liability insurance, and if the Company were to be found to have been negligent or otherwise culpable, the Company and its business and financial condition could be materially and adversely affected by the necessity to correct such damage and to compensate persons who might have suffered injury. Furthermore, in the event that a flaw is discovered after installation but before any damage or injury occurs, it may be necessary for the Company to recall products, and the Company may be liable for any costs necessary to retrofit the affected structures. Any such recall or retrofit could entail substantial costs and adversely affect the Company's reputation, sales and financial condition. The Company does not carry insurance against recall costs, and its product liability insurance may not cover retrofit costs.

No assurance can be given that claims will not be made against the Company with regard to damage or destruction of structures incorporating Company products resulting from a natural disaster. Any such claims, if asserted, could materially and adversely affect the Company.

Environmental, Health and Safety Matters

The Company is subject to environmental laws and regulations governing emissions into the air, discharges into water, and generation, handling, storage, transportation, treatment and disposal of waste materials. The Company is also subject to other federal and state laws and regulations regarding health and safety matters. The Company's manufacturing operations involve the use of solvents, chemicals, oils and other materials that are regarded as hazardous or toxic and the use of complex and heavy machinery and equipment that can pose severe safety hazards (especially if not properly and carefully used). Some of the Company's products also incorporate materials that are hazardous or toxic in some forms, such as zinc and lead, which are used in some steel galvanizing processes, explosives, such as the gun powder used in its powder actuated tools, and certain of the chemicals used in the manufacture of SST's acrylic and epoxy anchoring products. The Company believes that it has obtained all material licenses and permits required by environmental, health and safety laws and regulations in connection with the Company's operations and that its policies and procedures comply in all material respects with existing environmental, health and safety laws and regulations. It is possible that additional licenses or permits may be required, that the Company's policies and procedures might not comply in all respects with all such laws and regulations or, even if they do, that employees might fail or neglect to follow them in all respects, and that the Company's generation, handling, use, storage, transportation, treatment or disposal of hazardous or toxic materials, machinery and equipment might cause injury to persons or to the environment. In addition, properties occupied by the Company may be contaminated by hazardous or toxic substances and remedial action may be required at some time in the future. It is also possible that materials in certain of the Company's products could cause injury or sickness. Relevant laws and regulations could also be changed or new ones could be adopted that require the Company to obtain additional licenses and permits and cause the Company to incur substantial expense. Any such event or contamination could have a material adverse effect on the Company and its liquidity, results of operations and financial condition. See "Regulation."

Employees and Labor Relations

As of January 1, 2005, the Company had 2,609 full-time employees, of whom 1,756 were hourly employees and 853 were salaried employees. The Company believes that its overall compensation and benefits for the most part exceed industry averages and that its relations with its employees are good.

The Company is dependent on certain key management and technical personnel, including Thomas J Fitzmyers, Michael J. Herbert, Stephen B. Lamson, Barclay Simpson and Stephen P. Eberhard. The loss of one or more key employees could have a material adverse effect on the Company. The Company's success will also depend on its ability to attract and retain additional highly qualified technical, marketing and management personnel necessary for the maintenance and expansion of the Company's activities. The Company faces strong competition for such personnel and there can be no assurance that the Company will be able to attract or retain such personnel.

A significant number of the employees at three of the Company's manufacturing facilities are represented by labor unions and are covered by collective bargaining agreements. Two of the Company's collective bargaining agreements cover the Company's sheetmetal and maintenance workers and its tool and die craftsmen in Brea. These two contracts expire in June 2007 and February 2008, respectively. Two other contracts, covering tool and die

personnel and sheetmetal workers in San Leandro, expire in June 2007. Simpson Strong-Tie's Stockton, California, facility is also a union facility. The collective bargaining agreements at this facility expire in September 2007. A work stoppage or interruption by a significant number of the Company's employees could have a material and adverse effect on the Company and its business and financial condition.

Available Information

The SEC also maintains an internet site (hrrp://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Company makes available, free of charge, copies of its recent annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, corporate governance guidelines and code of ethics and the charters of the Audit, Compensation, and Governance and Nominating Committees of its Board of Directors on its website at www.simpsonmfg.com. Printed copies of any of these materials will be provided on request.

Item 2. Properties.

The Company maintains its home office in Dublin, California, and other offices and manufacturing and warehouse facilities elsewhere in California and in Texas, Ohio, Florida, Mississippi, Illinois, Connecticut, Washington, Nevada, Tennessee, Australia, British Columbia, Ontario, England, Scotland, France, Denmark, Germany, Austria and Poland. As of March 1, 2005, the Company's facilities were as follows:

Location	Approximate Square Footage	Owned or Leased	Lessee	Lease Expires	Function
Dublin, California	35,400	Leased	Company	2007	Office
Stockton, California	436,000	Owned			Office, Manufacturing and Warehouse
Stockton, California	25,000	Owned			Research and Development
San Leandro, California	47,100	Owned			Office, Manufacturing and Warehouse
San Leandro, California	71,000	Owned			Office, Manufacturing and Warehouse
San Leandro, California	57,000	Leased (1)	SST	2009	Manufacturing and Warehouse
San Leandro, California	48,000	Owned			Office and Warehouse
San Leandro, California	27,000	Owned			Manufacturing and Warehouse
Brea, California	50,700	Owned			Office, Manufacturing and Warehouse
Brea, California	78,000	Owned			Office and Warehouse
Brea, California	30,500	Owned			Office, Manufacturing and Warehouse
Brea, California	42,900	Owned			Warehouse
Brea, California	19,200	Owned			Warehouse
Brea, California	20,000	Owned			Warehouse
McKinney, Texas	317,000	Owned			Office, Manufacturing and Warehouse
McKinney, Texas	84,300	Owned			Office, Manufacturing and Warehouse
McKinney, Texas	117,100	Owned			Office and Warehouse
Columbus, Ohio	153,500	Leased (2)	SST	2005	Office, Manufacturing and Warehouse
Jacksonville, Florida	112,000	Leased	SST	2011	Office and Warehouse
Addison, Illinois	52,400	Leased	SST	2008	Office, Manufacturing and Warehouse
Enfield, Connecticut	55,100	Leased	SST	2008	Office and Warehouse
Kent, Washington	24,000	Leased	SST	2009	Office, Manufacturing and Warehouse
Visalia, California	92,000	Owned			Office, Manufacturing and Warehouse
Tamworth, England	78,100	Leased	SST (3)	2012	Office, Manufacturing and Warehouse
Glasgow, Scotland	5,000	Leased	SST (3)	2004	Warehouse
Vacaville, California	125,000	Leased (4)	SDV	2007	Office, Manufacturing and Warehouse
Vacaville, California	120,300	Owned			Office, Manufacturing and Warehouse
Vicksburg, Mississippi	302,000	Owned			Office, Manufacturing and Warehouse
Fontana, California	17,900	Leased	SDV	2005	Warehouse

Location	Approximate Square Footage	Owned or Leased	Lessee	Lease Expires	Function
Gallatin, Tennessee	48,000	Leased	SST	2009	Office, Manufacturing and Warehouse
Las Vegas, Nevada	6,300	Leased	SST	2007	Warehouse
Vaughan, Ontario	4,500	Leased	SST (5)	2007	Warehouse
Maple Ridge, British Columbia	36,400	Leased	SST (5)	2007	Office, Manufacturing and Warehouse
Maple Ridge, British Columbia	2,300	Leased	SST (5)	2005	Warehouse
Maple Ridge, British Columbia	2,400	Leased	SST (5)	2005	Warehouse
Langley, British Columbia	19,700	Leased	SST (5)	2010	Warehouse
Brampton, Ontario	158,000	Leased	SST (5)	2009	Office, Manufacturing and Warehouse
Odder, Denmark	162,500	Owned			Office, Manufacturing and Warehouse
Syke, Germany	10,300	Owned			Office and Warehouse
Warsaw, Poland	8,300	Leased	SST (6)	2004	Office and Warehouse
Grossebersdorf, Austria	5,100	Leased	SST (6)	2006	Office and Warehouse
St. Gemme La Plaine, France	99,000	Owned			Office, Manufacturing and Warehouse
Blacktown, NSW, Australia	3,800	Leased	SST (7)	2005	Warehouse

---

(1) Lessor is Doolittle Investors, a related party. See Note 9 to the Consolidated Financial Statements contained elsewhere herein.

(2) Lessor is Columbus Westbelt Investment Company, a related party. See Note 9 to the Consolidated Financial Statements contained elsewhere herein. The Company has entered into an agreement to purchase the facility. The purchase price is approximately $4.1 million and the transaction is expected to be completed in May 2005.

(3) Lessee is Simpson Strong-Tie International, Inc., a wholly-owned subsidiary of SST.

(4) Lessor is Vacaville Investors, a related party. See Note 9 to the Consolidated Financial Statements contained elsewhere herein.

(5) Lessee is Simpson Strong-Tie Canada, Ltd., a wholly-owned subsidiary of SST.

(6) Lessee is Simpson Strong-Tie Sp.z.o.o., a wholly-owned subsidiary of SST.

(7) Lessee is Quik Drive Australia Pty. Ltd., a wholly-owned subsidiary of SST.

The Company's manufacturing facilities are equipped with specialized equipment and use extensive automation. The Company considers its existing and planned facilities to be suitable and adequate for its operations as currently conducted and as planned through 2005. The manufacturing facilities currently are being operated with one full shift and at most plants with at least a partial second or third shift. The Company anticipates that it may require additional facilities to accommodate possible future growth.

The Company plans to expand its facility in Columbus, Ohio, on land adjacent to the current facility. Construction is scheduled to begin in March 2005 and is expected to cost approximately $14.6 million.

In February 2005, the Company signed a letter of intent to purchase two buildings in Pleasanton, California, for approximately $9.6 million. The buildings comprise approximately 89,000 square feet and will be used for the Company's home office, replacing the facility that the Company currently leases in Dublin, California. The Company is currently in the process of due diligence and if that is satisfactorily completed, the transaction is expected to close in August 2005. If this transaction is completed, the Company expects to move in to the new building and vacate its leased property in Dublin, California, in mid-2006. The Company has not finalized its plans at this time, but anticipates a one-time charge to income in 2005 for the remaining lease payments at the Dublin

facility and a noncash charge in 2005 for the unamortized leasehold improvements related to the Dublin facility, which it estimates will total approximately $1.6 million.

Item 3. Legal Proceedings.

From time to time, the Company is involved in litigation that it considers to be in the normal course of its business. No such litigation within the last five years resulted in any material loss. The Company is not engaged in any legal proceedings as of the date hereof, which the Company expects individually or in the aggregate to have a material adverse effect on the Company's financial condition, cash flows or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "SSD." In November 2004, the Company completed a 2-for-1 stock split, effected in the form of a stock dividend, of its common stock. In August 2002 the Company completed a 2-for-1 split of its common stock. All of the share and per share numbers have been adjusted to reflect these stock splits. The following table shows the range of high and low closing sale prices per share of the common stock as reported by the NYSE and dividends paid per share of common stock for the calendar quarters indicated:

Quarter	Market Price		Dividends
	High	Low	Paid
2004			
Fourth	$ 35.610	$ 31.275	$ 0.05
Third	31.600	25.910	0.05
Second	28.400	23.850	0.05
First	25.875	22.375	–
2003			
Fourth	$ 26.275	$ 21.250	$ –
Third	24.440	18.360	–
Second	19.075	16.535	–
First	17.475	15.425	–

The Company estimates that as of March 7, 2005, approximately 10,195 persons owned shares of the Company's common stock either directly or through nominees.

In January 2005, the Company's Board of Directors declared a dividend of $0.05 per share to be paid on April 26, 2005, to stockholders of record on April 6, 2005. The Company currently intends to continue paying dividends quarterly. The Company began declaring quarterly dividends of $0.05 per common share in January 2004. Future dividends, if any, will be determined by the Company's Board of Directors, based on the Company's earnings, cash flow, financial condition and other factors deemed relevant by the Board of Directors. In addition, existing loan agreements require the Company to maintain tangible net worth of $250.0 million plus 50% of net profit after taxes for each fiscal year. This requirement may limit the amount that the Company may pay out as dividends on the common stock. As of December 31, 2004, the Company had approximately $115.2 million available for the payment of dividends under these loan agreements.

In December 2004, the Board of Directors authorized the Company to repurchase up to $50.0 million of the Company's common stock. The authorization will remain in effect through the end of 2005. This replaces the $50.0

million repurchase authorization from December 2003. During 2004, the Company purchased 1,150,854 shares of its common stock for approximately $31.3 million under the 2003 authorization. In November 2003, the Company repurchased 1,000,000 shares of its common stock for $23.53 per share from the Simpson PSB Fund, a related party, for approximately $23.5 million under the 2002 authorization. In December 2004, the Company retired its treasury stock with the excess over the par value of the common stock recorded against retained earnings.

The following table sets forth certain information as of December 31, 2004, concerning (a) all equity compensation plans of the Company previously approved by the stockholders and (b) all equity compensation plans of the Company not previously approved by the stockholders.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants & rights	(b) Weighted-average exercise price of outstanding options, warrants & rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	2,802,764 (1)	$18.60	8,298,678
Equity compensation plans not approved by stockholders	0	N/A	80,600 (2)
Total	2,802,764	$18.60	8,379,278

(1) On January 1, 2005, and February 14, 2005, options to purchase and additional 518,550 shares and 14,000 shares, respectively, were granted under the Company's two stock options plans.

(2) As of December 31, 2004, the Company had reserved 200,000 shares of Common Stock for issuance as bonuses under its 1994 Employee Stock Bonus Plan, of which 119,400 shares were issued. On January 1, 2005, and February 1, 2005, an additional 18,800 and 200 shares, respectively, were issued under this plan.

In accordance with section 303A.12(a) of the New York Stock Exchange Listed Company Manual, the Company's Chief Executive Officer submitted to the NYSE an unqualified certification. In addition, the Company filed as Exhibit 31 to its 2003 Annual Report of for 10-K, the Sarbanes-Oxley Act of 2002 Section 302 certification regarding the quality of the Company's public disclosure.

Item 6. Selected Financial Data.

The following table sets forth selected consolidated financial information with respect to the Company for each of the five years ended December 31, 2004, 2003, 2002, 2001 and 2000, derived from the audited Consolidated Financial Statements of the Company (for the year ended December 31, 2000, amounts have been restated for the effect of the accounting change for inventory valuation from the last-in, first-out method to the first-in, first-out method), the most recent three years of which appear elsewhere herein. During 2002, the Company adopted the Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to earnings. As of January 1, 2003, the Company commenced expensing its stock options with the adoption of SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." The presentation of the information in the tables below complies with the accounting pronouncements, but is not necessarily comparable with prior years. In November 2004, the Company completed a 2-for-1 stock split effected in the form of a stock dividend of its common stock. Also, in August 2002, the Company completed a 2-for-1 split of its common stock. All of the share and per share numbers have been adjusted to reflect these stock splits. The data presented below should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

(Dollars in thousands, except per share data)	Year Ended December 31,				
	2004	2003	2002	2001	2000
Statement of Operations Data:					
Net sales	$ 698,053	$ 548,182	$ 465,474	$ 415,863	$ 369,087
Cost of sales	417,417	329,902	276,557	257,785	225,628
Gross profit	280,636	218,280	188,917	158,078	143,459
Selling expense	58,869	49,669	44,581	42,230	37,410
General and administrative expense	90,550	70,538	58,253	50,032	44,634
Income from operations	131,217	98,073	86,083	65,816	61,415
Interest income, net	385	999	985	1,587	3,010
Income before income taxes	131,602	99,072	87,068	67,403	64,425
Provision for income taxes	50,094	38,510	35,134	27,619	26,296
Minority interest	–	–	–	(734)	(1,246)
Net income	$ 81,508	$ 60,562	$ 51,934	$ 40,518	$ 39,375
Basic net income per share of common stock	$ 1.70	$ 1.23	$ 1.06	$ 0.84	$ 0.82
Diluted net income per share of common stock	$ 1.67	$ 1.21	$ 1.05	$ 0.82	$ 0.80
Cash dividends declared per share of common stock	$ 0.20	$ –	$ –	$ –	$ –

(Dollars in thousands)	As of December 31,				
	2004	2003	2002	2001	2000
Balance Sheet Data:					
Working capital	$ 268,711	$ 269,498	$ 238,277	$ 194,261	$ 168,008
Property, plant and equipment, net	137,609	107,226	97,397	81,410	63,823
Total assets	545,137	461,692	396,401	329,612	279,570
Long-term debt, including current portion	2,976	6,292	6,738	6,673	2,405
Total liabilities	82,212	61,388	47,217	41,495	35,134
Total stockholders' equity	462,925	400,304	349,184	288,117	243,681

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This document contains forward-looking statements, based on numerous assumptions and subject to risks and uncertainties. Although the Company believes that the forward-looking statements are reasonable, it does not and cannot give any assurance that its beliefs and expectations will prove to be correct. Many factors could significantly affect the Company's operations and cause the Company's actual results to be substantially different from the Company's expectations. Those factors include, but are not limited to: (i) general economic and construction business conditions; (ii) customer acceptance of the Company's products; (iii) materials and manufacturing costs; (iv) the financial condition of customers, competitors and suppliers; (v) technological developments; (vi) increased competition; (vii) changes in capital market conditions; (viii) governmental and business conditions in countries where the Company's products are manufactured and sold; (ix) changes in trade regulations; (x) the effect of acquisition activity; (xi) changes in the Company's plans, strategies, objectives, expectations or intentions; and (xii) other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission. Actual results might differ materially from results suggested by any forward-looking statements in this report. The Company does not have an obligation to publicly update any forward-looking statements, whether as a result of the receipt of new information, the occurrence of future events or otherwise.

The following is a discussion and analysis of the consolidated financial condition and results of operations for the Company for the years ended December 31, 2004, 2003 and 2002, and of certain factors that may affect the Company's prospective financial condition and results of operations. The following should be read in conjunction with the Consolidated Financial Statements and related Notes appearing elsewhere herein.

Overview

The Company's net sales increased to $698.1 million in 2004 from $465.5 million in 2002. The increase in net sales resulted primarily from increased geographic distribution and a broadening of the Company's customer base and product lines, both internally and through acquisitions. Net sales increased in 2004 from 2002 in all regions of the United States, with above average rates of growth in the Southeastern portion of the country. In recent years, home centers have been one of the Company's fastest growing distribution channels. In this channel, the company's largest customer, The Home Depot, which acquired White Cap Construction Supply, Inc. in 2004, exceeded 10% of the Company's consolidated net sales in each of the last three years (see Note 14 to the Company's Consolidated Financial Statements and "Item 1. Business. Simpson Strong-tie, *Sales and Marketing*"). Expansion into overseas markets also contributed to the net sales growth over the last three years. Sales outside of the U.S. have increased significantly, due in large part to the acquisition of BMF Bygningsbeslag A/S ("BMF") in January 2001 and to the acquisition of MGA Construction Hardware & Steel Fabricating Limited and MGA Connectors Limited (collectively, "MGA") in May 2003. Gross profit margin decreased to 40.2% in 2004 from 40.6% in 2002, primarily due to material costs, mainly steel, prices of which had continued to increase through 2003 and into 2004 (see "Item 1. Business. Raw Materials") though gross margins in 2004 improved slightly as compared to 2003.

Results of Operations

The following table sets forth, for the years indicated, the percentage of net sales of certain items in the Company's Consolidated Statements of Operations.

	Years Ended December 31,		
	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of sales	59.8%	60.2%	59.4%
Gross profit	40.2%	39.8%	40.6%
Selling expense	8.4%	9.1%	9.6%
General and administrative expense	13.0%	12.9%	12.5%
Income from operations	18.8%	17.8%	18.5%
Interest income, net	0.1%	0.2%	0.2%
Income before income taxes	18.9%	18.0%	18.7%
Provision for income taxes	7.2%	7.0%	7.5%
Net income	11.7%	11.0%	11.2%

In November 2004, the Company completed a 2-for-1 stock split effected in the form of a stock dividend of its common stock. Also, in August 2002, the Company completed a 2-for-1 split of its common stock. All of the share and per share numbers have been adjusted to reflect these stock splits.

In December 2004, the Board of Directors authorized the Company to repurchase up to $50.0 million of the Company's common stock. The authorization will remain in effect through the end of 2005. This replaces the $50.0 million repurchase authorization from December 2003. During 2003, the Company purchased 1,000,000 shares of its common stock for approximately $23.5 from the Simpson PSB Fund, a related party (see Note 12). During 2004, the Company purchased 1,150,854 shares of its common stock for approximately $31.3 million under the 2003 authorization.

Comparison of the Years Ended December 31, 2004 and 2003

Net Sales

In 2004, net sales increased 27.3% to $698.1 million as compared to net sales of $548.2 million in 2003. Net sales of Simpson Strong-Tie's products increased 29.8% to $614.6 million in 2004 from $473.6 million in 2003, while net sales of Simpson Dura-Vent's products increased 11.9% to $83.5 million in 2004 from $74.6 million in 2003. SDV accounted for approximately 12.0% of the Company's total net sales in 2004, a decrease from 13.6% in 2003. The increase in net sales at SST resulted primarily from an increase in sales volume, with approximately 7% of the increase resulting from an increase in average prices. The increase in net sales at SDV resulted primarily from an increase in sales volume, with approximately 4% of the increase resulting from an increase in average prices. The majority of the Company's sales growth occurred domestically, although sales in Europe and Canada grew at a faster rate than domestic sales. Lumber dealers, dealer distributors and contractor distributors were the fastest growing Simpson Strong-Tie sales channels. The sales increase was broad based across most of Simpson Strong-Tie's major product lines. Engineered wood products and seismic and high wind products had the highest percentage growth rates in sales, while core products showed solid growth. Sales of Simpson Dura-Vent's pellet vent, chimney and gas vent products increased compared to 2003, while sales of its Direct-Vent products were flat.

Gross Profit

Gross profit increased 28.6% to $280.6 million in 2004 from $218.3 million in 2003. As a percentage of net sales, gross profit increased to 40.2% in 2004 from 39.8% in 2003. This increase in gross margins was primarily due to improved absorption of overhead costs resulting from increased sales volume, partially offset by an increase in material costs, mainly steel, the cost of which continued to increase during 2004.

The Company continues to face uncertainty in the cost and availability of steel. Several factors are contributing to this uncertainty. Demand, particularly from China, is still very high and weakness in the U.S. dollar has discouraged foreign steel mills from supplying the U.S. market, despite the lifting of tariffs on certain types of imported steel. In addition, major domestic integrated steel producers have consolidated over the last several years. To mitigate the effect of the rising steel prices and to avoid possible shortages in supply, the Company purchased additional steel at the end of 2003 and in 2004. In addition, the Company had two sales price increases in 2004, and another in January 2005, to offset the rising cost of steel. The Company might not be able to increase its product prices further to correspond to increases in raw materials prices without materially and adversely affecting its sales and profits.

Selling Expense

Selling expenses increased 18.5% to $58.9 million in 2004 from $49.7 million in 2003, primarily due to increased costs associated with the addition of sales personnel, including those related to the acquisition of MGA and the acquisition in October 2004 of Quik Drive, as well as increased cost associated with promotional activities totaling approximately $5.1 million.

General and Administrative Expense

General and administrative expenses increased 28.4% to $90.5 million in 2004 from $70.5 million in 2003, but increased only slightly as a percentage of net sales to 13.0% in 2004 from 12.9% in 2003. This increase was primarily due to increased cash profit sharing of approximately $10.3 million as a result of higher operating income, the recognition of stock compensation expenses of approximately $3.2 million, primarily related to stock option expenses recognized in accordance with SFAS No. 123, "Accounting for Stock Based Compensation," the cost of additional administrative employees of approximately $2.2 million, including those related to the acquisitions of MGA and Quik Drive, and increases in legal and professional services of approximately $2.5 million. The Company believes that the pre-tax stock option expense for 2005 will be approximately $5.7 million related to stock options granted during 2003, 2004 and 2005. In addition, in the first quarter of 2004, the Company donated $0.5 million to a university in central California to help fund construction of a building to be used for the research and development

of innovative construction practices. The Company believes that the after-tax effect of stock option expenses in 2005 will be approximately $3.4 million related to stock options granted during 2003, 2004 and 2005.

Interest Income and Expense

Interest income is generated on the Company's cash and short-term investment balances. Interest income was lower in 2004 than in 2003 primarily as a result of decreased cash balances. Interest expense includes debt service and maintenance fees and bank charges.

Provision for Income Taxes

The Company's effective tax rate was 38.1% in 2004, down from 38.9% in 2003. The decrease was primarily due to tax credits for research and development and manufacturing investment in an enterprise zone related to the expansion of the Company's facilities in Stockton, California. The effective tax rates exceeded the federal statutory rate of 35.0% primarily due to the effect of state income taxes, net of the federal benefit.

European Operations

For its European operations, the Company recorded after-tax net income of $1.5 million in 2004 compared to after-tax net loss of $0.5 million in 2003. The Company's UK operations recorded a small net loss of $0.1 million in 2004 compared to a net loss of $1.4 million in 2003. The goodwill associated with operations there, carried on the balance sheet at approximately $5.1 million, could be partially or fully impaired if the losses continue. The Company's operations elsewhere in Europe were profitable for the year.

Comparison of the Years Ended December 31, 2003 and 2002

Net Sales

Net sales increased 17.8% to $548.2 million in 2003 from $465.5 million in 2002. Net sales of Simpson Strong-Tie's products increased 19.9% to $473.6 million in 2003 from $394.9 million in 2002, while net sales of Simpson Dura-Vent's products increased by 5.7% to $74.6 million in 2003 from $70.6 million in 2002. SDV accounted for approximately 13.6% of the Company's total net sales in 2003, a decrease from 15.2% in 2002. The increase in net sales at SST resulted primarily from an increase in sales volume, with approximately 3% of the increase resulting from an increase in average prices. The increase in net sales at SDV resulted from increases in volume and average prices in similar amounts. The majority of the Company's sales growth occurred domestically, although sales in Europe and Canada, including sales resulting from the acquisition of MGA in May 2003, grew at a faster rate than domestic sales. Lumber dealers, contractor distributors and home centers were the fastest growing connector sales channels. The sales increase was broad based across most of Simpson Strong-Tie's major product lines. Simpson Strong-Tie's engineered wood products, Anchor Systems and seismic and high wind related products had the highest percentage growth rates in sales. Sales of Simpson Dura-Vent's pellet vent, gas vent and chimney products increased compared to 2002, while sales of its Direct-Vent product line decreased primarily due to a significant gas appliance manufacturer that decided to supply certain venting products from internal sources in 2003. Sales of the affected products to this customer were approximately $3.8 million in 2003, down from approximately $6.6 million in 2002.

Gross Profit

Gross profit increased 15.5% to $218.3 million in 2003 from $188.9 million in 2002. As a percentage of net sales, gross profit decreased to 39.8% in 2003 from 40.6% in 2002, primarily due to materials costs, mainly steel, partially offset by improved absorption of overhead costs.

The Company faced uncertainty in the cost and availability of steel. Several factors contributed to this uncertainty. Demand, particularly from China, was very high and this had constrained supplies available to buyers in the United States. Weakness in the U.S. dollar had discouraged foreign steel mills from supplying the U.S. market despite the lifting of tariffs on certain types of imported steel. In addition, major domestic integrated steel producers have consolidated over the last several years. All of these factors had an adverse effect on the Company's gross profit.

Selling Expense

Selling expense increased 11.4% to $49.7 million in 2003 from $44.6 million in 2002. The increase was primarily due to increased costs of approximately $1.6 million associated with the addition of sales personnel, including those related to the acquisition of MGA, and increased cost associated with promotional activities totaling approximately $0.5 million.

General and Administrative Expense

General and administrative expenses increased 21.1% to $70.5 million in 2003 from $58.3 million in 2002, but increased only slightly as a percentage of net sales to 12.9% in 2003 from 12.5% in 2002. This increase was primarily due to increased cash profit sharing of approximately $4.6 million, as a result of higher operating income, the recognition of stock option expenses of approximately $1.5 million in accordance with the recently adopted accounting standard, Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock Based Compensation," higher bad debt expense of approximately $1.5 million after consideration of the reversal of the allowance for doubtful accounts in 2002 related to a significant customer, the addition of administrative employees, including those related to the acquisition of MGA, of approximately $1.1 million, increases in professional services of approximately $1.3 million and insurance expenses of approximately $0.7 million.

Interest Income and Expense

Interest income is generated on the Company's cash and short-term investment balances. Interest expense includes debt service and maintenance fees and bank charges.

Provision for Income Taxes

The Company's effective tax rate was 38.9% in 2003, down from 40.4% in 2002. The decrease was primarily due to tax credits for research and development and manufacturing investment in an enterprise zone related to the expansion of the Company's facilities in Stockton, California. The effective tax rates exceeded the federal statutory rate of 35.0% primarily due to the effect of state income taxes, net of the federal benefit.

European Operations

For its European operations, the Company recorded an after-tax net loss of $0.5 million in 2003 compared to after-tax net loss of $0.2 million in 2002. These losses are related to the Company's UK operations. The goodwill associated with operations there, carried on the balance sheet as of December 31, 2003, at approximately $4.7 million, could be partially or fully impaired if the losses continue. The Company's operations elsewhere in Europe were marginally profitable for the year.

Critical Accounting Policies and Estimates

The critical policies described below affect the Company's more significant judgments and estimates used in the preparation of the Consolidated Financial Statements. If the Company's business conditions change or if it uses different assumptions or estimates in the application of these and other accounting policies, the Company's future results of operations could be adversely affected.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value (market). Cost includes all costs incurred in bringing each product to its present location and condition, as follows:

Raw materials and finished goods – principally valued at cost determined on a first in, first out basis.

In-process products and finished goods – cost of direct materials and labor plus attributable overheads based on a normal level of activity.

The Company applies net realizable value and obsolescence to the gross value of the inventory. The Company estimates net realizable value based on estimated selling price less further costs to completion and disposal. The Company provides for slow moving product by comparing inventories on hand to future projected demand. Obsolete inventory is on-hand supply of a product in excess of two years' sales of that product or a supply of that product that the Company believes is no longer marketable. The Company revalues obsolete inventory as having no

net realizable value. The Company has consistently applied this methodology. The Company believes that this approach is prudent and makes suitable provisions for slow moving and obsolete inventory.

Comparable inventory values are as follows:

	December 31,	
	2004	**2003**
(Dollars in thousands)		
Gross Inventories:		
Raw materials	$ 91,910	$ 38,822
In-process products	22,235	15,133
Finished goods	83,326	57,434
Less:		
Slow moving, obsolete and net realizable value provisions	(4,592)	(5,186)
Net inventory valuation	$ 192,879	$ 106,203

The overall increase in the net inventory valuation was $86.7 million. This increase was primarily related to increased quantities of raw material inventory on hand of approximately 55% coupled with a 51% increase in the material inventory prices, primarily related to steel, at December 31, 2004. Finished goods increased by $25.9 million, which was primarily related to increased steel costs and the amount of finished goods the Company maintains to serve its customers' needs and to avoid potential shortages of products.

Activity in the inventory reserve is summarized as follows:

	Years ended December 31,		
	2004	**2003**	**2002**
(Dollars in thousands)			
Beginning balance	$ 5,186	$ 6,097	$ 3,547
Provisions released following disposal of inventory	(3,376)	(1,581)	(976)
Additional provisions made	2,782	670	3,526
Ending balance	$ 4,592	$ 5,186	$ 6,097

A sudden and unexpected change in market demand, building codes or buyer preferences could reduce the rate of inventory turnover and require the Company to increase its reserve for obsolescence.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete, net of applicable provision for discounts, returns and allowances, whether actual or estimated based on the Company's experience. This generally occurs when products are shipped to the customer in accordance with the sales agreement or purchase order, ownership and risk of loss pass to the customer, collectibility is reasonably assured and pricing is fixed and determinable. The Company's general shipping terms are F.O.B. shipping point, where title is transferred and revenue is recognized when the products are shipped to customers. When the Company sells F.O.B. destination point, title is transferred and the Company recognizes revenue on delivery or customer acceptance, depending on terms of the sales agreement. Service sales, representing aftermarket repair and maintenance and engineering activities, though significantly less than 1% of net sales and not material to the financial statements, are recognized as the services are completed. If the actual costs of sales returns, allowances, and discounts were to significantly exceed the recorded estimated allowance, the Company's sales would be adversely affected.

Allowance for Doubtful Accounts

The Company assesses the collectibility of specific customer accounts that would be considered doubtful based upon the customer's financial condition, payment history, credit rating and other factors that the Company considers relevant, or accounts that the Company assigns for collection. The Company reserves for the portion of those outstanding balances that the Company believes it is not likely to collect. Specifically, the Company reserves accounts receivable balances that are over 90 days outstanding. The Company also reserves 100% of the amount that it deems potentially uncollectible due to a customer's bankruptcy or deteriorating financial condition. If the financial condition of our customers were to deteriorate, resulting in inability to make payments, additional allowances may be required.

Activity in the allowance for doubtful accounts is summarized as follows:

	Years ended December 31,		
	2004	2003	2002
(Dollars in thousands)			
Beginning balance	$ 1,889	$ 1,741	$ 3,736
Adjustments, recoveries and write-offs	53	(414)	(1,046)
Bad debt charges	455	562	(949)
Ending balance	$ 2,397	$ 1,889	$ 1,741

Liquidity and Sources of Capital

The Company's liquidity needs arise principally from working capital requirements, capital expenditures and asset acquisitions. During the three years ended December 31, 2004, the Company relied on internally generated funds to finance these needs. The Company's working capital requirements are seasonal with the highest need typically occurring in the second and third quarters of the year. Cash and cash equivalents were $30.9 million and $95.1 million at December 31, 2004 and 2003, respectively. The Company also had short-term investments of $17.0 million and $44.7 million at December 31, 2004 and 2003, respectively. Working capital was $268.7 million and $269.5 million at December 31, 2004 and 2003, respectively. As of December 31, 2004, the Company had approximately $2.9 million in debt outstanding and had available to it unused credit facilities of approximately $27.7 million.

The Company had cash flows from operating activities of $22.8 million, $71.1 million and $49.1 million for 2004, 2003 and 2002, respectively. In 2004, cash was provided by net income and noncash expenses, such as depreciation and amortization, noncash compensation related to stock plans and the tax benefit of options exercised, totaling $108.4 million, and increases in accrued liabilities, primarily sales incentives and allowances, accounts payable and accrued profit sharing trust contributions of $17.4 million. These increases were partially offset by increases in trade accounts receivable as a result of higher sales levels, inventories, primarily due to increased quantities of each of the components of the Company's inventory and higher priced steel, and income taxes payable aggregating approximately $106.9 million. The balance of the cash provided in 2004 resulted from changes in other asset and liability accounts, none of which was material.

Cash used in investing activities was $50.2 million, $57.9 million and $44.2 million for 2004, 2003 and 2002, respectively. Cash paid for capital expenditures and asset acquisitions was approximately $46.0 million and $32.5 million, respectively, in 2004, up from $21.3 million and $9.6 million, respectively, in 2003. The increase in asset acquisitions was primarily due to the acquisition of Quik Drive in October 2004. For the investment in capital expenditures, approximately $18.5 million was used to purchase or improve the Company's real estate, primarily for the Company's new 317,000 square foot manufacturing and distribution facility in McKinney, Texas. This facility, completed in February 2005, replaces the Company's existing facilities there. The Company also used approximately $27.4 million to purchase equipment for its facilities, primarily in Stockton and Brea, California and McKinney, Texas. In addition, the Company realized a net amount of approximately $27.6 million from the sale or maturity of its short-term investments, net of purchases. The Company carries these investments at market value and generally believes an other-than-temporary decline in its short-term investments occurs when the fair value of an investment is below the carrying value for two consecutive quarters.

The Company has entered into an agreement to purchase, for approximately $4.1 million, the facility it is currently renting from a related party in Columbus, Ohio. The Company is planning to build an expansion facility in Columbus on land adjacent to the current facility for approximately $14.6 million. Construction is scheduled to begin in March 2005. In February 2005, the Company signed a letter of intent to purchase two buildings in Pleasanton, California, for approximately $9.6 million. The buildings comprise approximately 89,000 square feet and will be used for the Company's home office, replacing the facility that the Company currently leases in Dublin, California. The Company is currently in the process of due diligence and if that is satisfactorily completed, the transaction is expected to close in August 2005. If this transaction is completed, the Company expects to move in to the new building and vacate its leased property in Dublin, California, in mid-2006. The Company has not finalized its plans at this time, but anticipates a one-time charge to income in 2005 for the remaining lease payments at the Dublin facility and a noncash charge in 2005 for the unamortized leasehold improvements related to the Dublin facility, which it estimates will total approximately $1.6 million.

Financing activities used $37.8 million and $21.9 million in net cash in 2004 and 2003, respectively, and provided $2.1 million in net cash in 2002. In 2004, the Company used approximately $31.3 million in cash to repurchase 1,150,854 shares of its common stock to offset the dilution of stock options granted in 2004. This use of cash was partially offset by approximately $4.2 million provided by the issuance of common stock on the exercise of stock options by employees and directors of the Company. During 2004, the Company paid approximately $7.2 million in dividends on its common stock. In January 2005, the Company's Board of Directors declared a dividend of $0.05 per share, a total of approximately $2.4 million, to be paid on April 26, 2005, to stockholders of record on April 6, 2005. Existing loan agreements require the Company to maintain tangible net worth of $250.0 million plus 50% of net profit after taxes for each fiscal year. This requirement may limit the amount that the Company may pay out as dividends on the common stock.

The Company's contractual obligations for future payments are as follows:

(Dollars in thousands)	Payments Due by Period				
Contractual Obligation	**Total**	**Less Than 1 year**	**1 – 3 years**	**3 – 5 years**	**More than 5 years**
Long-term debt obligations	$ 2,976	$ 579	$ 1,142	$ 700	$ 555
Operating lease obligations	24,443	5,746	9,937	5,991	2,769
Purchase obligations	13,682	12,454	922	306	–
Total	$ 41,101	$ 18,779	$ 12,001	$ 6,997	$ 3,324

Purchase obligations consist of purchase commitments primarily related to the acquisition of facilities and equipment, consulting agreements, and minimum purchase quantities of certain raw materials.

In December 2004, the Board of Directors authorized the Company to repurchase up to $50.0 million of the Company's common stock. This replaces the $50.0 million repurchase authorization from December 2003. The authorization will remain in effect through the end of 2005.

The Company believes that cash generated by operations, borrowings available under its existing credit agreements and other available financing will be sufficient for the Company's working capital needs and planned capital expenditures through at least 2005.

Inflation

The Company believes that the effect of inflation on the Company has not been material in recent years, as inflation rates have remained low.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's short-term investments consisted of debt securities of approximately $17.0 million as of December 31, 2004. These securities, like all fixed income instruments, are subject to interest rate risk and will vary in value as market interest rates fluctuate. If market interest rates were to increase immediately and uniformly by 10% from levels as of December 31, 2004, the decline in the fair value of the investments would not be material.

The Company has foreign exchange rate risk in its international operations, primarily Europe and Canada, and through purchases from foreign vendors. The Company does not currently hedge this risk. If the exchange rate were to change by 10% in any one country where the Company has operations, the change in net income would not be material to its operations taken as a whole. The translation adjustment, recorded in accumulated other comprehensive income, resulted in a gain of approximately $5.5 million in 2004 primarily due to the effect of the devaluation of the U.S. dollar in relation to European and Canadian currencies.

Item 8. Financial Statements and Supplementary Data.

SIMPSON MANUFACTURING CO., INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements

Report of Independent Registered Public Accounting Firm 40

Consolidated Balance Sheets at December 31, 2004 and 2003 42

Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002 43

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2002, 2003 and 2004 44

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002 45

Notes to the Consolidated Financial Statements 46

Financial Statement Schedule

Schedule II – Valuation and Qualifying Accounts 66

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Simpson Manufacturing Co., Inc.:

We have completed an integrated audit of Simpson Manufacturing Co., Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004, and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Simpson Manufacturing Co., Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Quik Drive from its assessment of internal control over financial reporting as of December 31, 2004, because it was acquired by the Company in a purchase business combination 2004. We have also excluded Quik Drive from our audit of internal control over financial reporting. Quik Drive is a division of Simpson Strong-Tie Company Inc. whose total assets and total revenues represent approximately 7% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004.

/s/PricewaterhouseCoopers LLP

San Francisco, California
March 11, 2005

Simpson Manufacturing Co., Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31, 2004	December 31, 2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 30,916,357	$ 95,135,885
Short-term investments	17,032,159	44,737,867
Trade accounts receivable, net	89,806,749	66,073,296
Inventories	192,879,318	106,202,713
Deferred income taxes	8,809,071	7,821,198
Other current assets	7,667,288	4,293,705
Total current assets	347,110,942	324,264,664
Property, plant and equipment, net	137,608,800	107,226,319
Goodwill	44,378,861	23,655,860
Other noncurrent assets	16,038,357	6,545,547
Total assets	$ 545,136,960	$ 461,692,390
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Line of credit and current portion of long-term debt	$ 579,198	$ 1,113,657
Trade accounts payable	32,030,936	22,567,291
Accrued liabilities	27,780,583	15,181,487
Accrued profit sharing trust contributions	7,038,952	6,021,136
Accrued cash profit sharing and commissions	8,209,753	7,459,428
Accrued workers' compensation	2,760,613	2,423,764
Total current liabilities	78,400,035	54,766,763
Long-term debt, net of current portion	2,396,886	5,177,936
Other long-term liabilities	1,414,831	1,443,440
Total liabilities	82,211,752	61,388,139
Commitments and contingencies (Note 9)		
Stockholders' equity		
Preferred stock, par value $0.01; authorized shares, 5,000,000; issued and outstanding shares, none	–	–
Common stock, par value $0.01; authorized shares, 80,000,000; outstanding shares, 47,929,002 and 48,510,588 at December 31, 2004 and 2003, respectively; issued shares, 47,929,002 and 49,144,868, December 31, 2004 and 2003, respectively	479,290	497,792
Additional paid-in capital	79,876,789	63,334,758
Treasury stock	–	(29,426,998)
Retained earnings	369,154,260	357,916,036
Accumulated other comprehensive income	13,414,869	7,982,663
Total stockholders' equity	462,925,208	400,304,251
Total liabilities and stockholders' equity	$ 545,136,960	$ 461,692,390

The accompanying notes are an integral part of these consolidated financial statements.

Simpson Manufacturing Co., Inc. and Subsidiaries
Consolidated Statements of Operations

	Years Ended December 31,		
	2004	2003	2002
Net sales	$ 698,053,226	$ 548,181,933	$ 465,473,959
Cost of sales	417,417,175	329,902,422	276,556,932
Gross profit	280,636,051	218,279,511	188,917,027
Operating expenses			
Selling	58,869,241	49,668,567	44,581,335
General and administrative	90,549,974	70,538,012	58,253,069
	149,419,215	120,206,579	102,834,404
Income from operations	131,216,836	98,072,932	86,082,623
Interest income	748,912	1,377,334	1,570,047
Interest expense	(363,640)	(377,848)	(584,940)
	385,272	999,486	985,107
Income before income taxes	131,602,108	99,072,418	87,067,730
Provision for income taxes	50,093,765	38,510,194	35,133,583
Net income	$ 81,508,343	$ 60,562,224	$ 51,934,147
Net income per common share			
Basic	$ 1.70	$ 1.23	$ 1.06
Diluted	$ 1.67	$ 1.21	$ 1.05
Weighted average number of shares outstanding			
Basic	48,051,819	49,143,516	48,940,134
Diluted	48,918,549	49,990,986	49,615,098

The accompanying notes are an integral part of these consolidated financial statements.

Simpson Manufacturing Co., Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
for the years ended December 31, 2002, 2003 and 2004

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Treasury	
	Shares	Par Value	Capital	Earnings	Income	Stock	Total
Balance, January 1, 2002	48,670,784	$ 489,395	$ 52,281,512	$ 245,419,665	$ (4,171,469)	$ (5,901,998)	$ 288,117,105
Comprehensive income:							
Net income	–	–	–	51,934,147	–	–	51,934,147
Other comprehensive income:							
Change in net unrealized gains or losses on available-for-sale investments	–	–	–	–	34,111	–	34,111
Translation adjustment	–	–	–	–	4,445,658	–	4,445,658
Comprehensive income							56,413,916
Options exercised	449,724	4,497	2,704,193	–	–	–	2,708,690
Tax benefit of options exercised	–	–	1,800,785	–	–	–	1,800,785
2-for-1 stock split							
Common stock issued at $14.33 per share	10,000	100	143,150	–	–	–	143,250
Balance, December 31, 2002	49,130,508	493,992	56,929,640	297,353,812	308,300	(5,901,998)	349,183,746
Comprehensive income:							
Net income	–	–	–	60,562,224	–	–	60,562,224
Other comprehensive income:							
Change in net unrealized gains or losses on available-for-sale investments	–	–	–	–	(30,132)	–	(30,132)
Translation adjustment	–	–	–	–	7,704,495	–	7,704,495
Comprehensive income							68,236,587
Options exercised	362,480	3,624	2,760,217	–	–	–	2,763,841
Stock compensation expense	–	–	1,536,814	–	–	–	1,536,814
Tax benefit of options exercised	–	–	1,818,743	–	–		1,818,743
Common stock issued at $16.45 per share	17,600	176	289,344	–	–	–	289,520
Repurchase of common stock	(1,000,000)	–	–	–	–	(23,525,000)	(23,525,000)
Balance, December 31, 2003	48,510,588	497,792	63,334,758	357,916,036	7,982,663	(29,426,998)	400,304,251
Comprehensive income:							
Net income	–	–	–	81,508,343	–	–	81,508,343
Other comprehensive income:							
Change in net unrealized gains or losses on available-for-sale investments	–	–	–	–	(61,893)	–	(61,893)
Translation adjustment	–	–	–	–	5,494,099	–	5,494,099
Comprehensive income							86,940,549
Options exercised	392,834	3,928	3,770,618	–	–	–	3,774,546
Stock compensation expense	–	–	4,449,419	–	–	–	4,449,419
Tax benefit of options exercised	–	–	2,886,362	–	–	–	2,886,362
Repurchase of common stock	(1,150,854)	–	–	–	–	(31,273,933)	(31,273,933)
Retirement of treasury stock	–	(24,194)	–	(60,676,737)	–	60,700,931	–
Cash dividends declared on common stock ($0.20 per share)	–	–	–	(9,593,382)	–	–	(9,593,382)
2-for-1 stock split effected in the form of a stock dividend							
Common stock issued $31.40 per share for acquisition	159,234	1,592	4,998,408	–	–	–	5,000,000
Common stock issued at $24.53 per share	17,200	172	437,224	–	–	–	437,396
Balance, December 31, 2004	47,929,002	$ 479,290	$ 79,876,789	$ 369,154,260	$ 13,414,869	$ –	$ 462,925,208

The accompanying notes are an integral part of these consolidated financial statements.

Simpson Manufacturing Co., Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2004	2003	2002
Cash flows from operating activities			
Net income	$ 81,508,343	$ 60,562,224	$ 51,934,147
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (gain) on sale of capital equipment	(408,573)	104,095	176,565
Depreciation and amortization	18,444,868	15,648,390	14,023,152
Gain on sale of available-for-sale investments	–	(2,129)	–
Deferred income taxes	(355,235)	(445,806)	(735,417)
Noncash compensation related to stock plans	5,530,838	2,293,261	505,187
Tax benefit of options exercised	2,886,362	1,818,743	1,800,785
Provision for obsolete inventory	2,781,824	669,927	3,526,201
Provision for doubtful accounts	454,574	562,392	(948,948)
Changes in operating assets and liabilities, net of effects of acquisitions:			
Trade accounts receivable, net	(20,296,069)	(9,097,761)	(10,896,753)
Inventories	(83,093,039)	(10,461,525)	(12,644,772)
Other current assets	(505,897)	537,810	368,247
Other noncurrent assets	8,949	(463,122)	107,110
Trade accounts payable	6,938,850	6,186,889	(3,795,665)
Accrued liabilities	9,446,710	961,985	2,709,504
Accrued profit sharing trust contributions	964,305	795,255	403,632
Accrued cash profit sharing and commissions	741,880	1,279,881	4,180,405
Deferred income taxes and other long-term liabilities	918,359	(345,157)	37,763
Accrued workers' compensation	336,849	738,000	440,000
Income taxes payable	(3,484,497)	(262,579)	(2,114,581)
Net cash provided by operating activities	22,819,401	71,080,773	49,076,562
Cash flows from investing activities			
Capital expenditures	(45,965,985)	(21,320,828)	(26,658,558)
Proceeds from sale of capital equipment	629,598	142,278	137,533
Asset acquisitions, net of cash acquired	(32,524,561)	(9,610,669)	(1,527)
Purchases of available-for-sale investments	(41,451,187)	(78,890,059)	(39,049,500)
Maturities of available-for-sale investments	8,600,000	5,300,000	–
Sales of available-for-sale investments	60,495,000	46,507,800	21,400,000
Net cash used in investing activities	(50,217,135)	(57,871,478)	(44,172,052)
Cash flows from financing activities			
Line of credit borrowings	2,046,576	1,468,903	121,881
Repayment of debt and line of credit borrowings	(5,595,178)	(2,849,545)	(897,770)
Repurchase of common stock	(31,273,933)	(23,525,000)	–
Issuance of Company's common stock	4,211,941	3,053,361	2,851,940
Dividends paid	(7,194,003)	–	–
Net cash provided by (used in) financing activities	(37,804,597)	(21,852,281)	2,076,051
Effect of exchange rate changes on cash	982,803	460,815	465,545
Net increase (decrease) in cash and cash equivalents	(64,219,528)	(8,182,171)	7,446,106
Cash and cash equivalents at beginning of period	95,135,885	103,318,056	95,871,950
Cash and cash equivalents at end of period	$ 30,916,357	$ 95,135,885	$103,318,056

Supplemental Disclosure of Cash Flow Information

	2004	2003	2002
Cash paid during the year for			
Interest	$ 373,708	$ 426,276	$ 410,070
Income taxes	$ 50,665,701	$ 37,885,039	$ 36,068,543
Noncash capital expenditures	$ 463,427	$ 271,437	$ 1,294,660
Common stock issued for acquisition	$ 5,000,000	$ –	$ –
Dividends declared but not paid	$ 2,399,379	$ –	$ –

The accompanying notes are an integral part of these consolidated financial statements.

1. Operations and Summary of Significant Accounting Policies

Nature of Operations

Simpson Manufacturing Co., Inc., through its subsidiaries Simpson Strong-Tie Company Inc. ("Simpson Strong-Tie") and Simpson Dura-Vent Company, Inc. and its other subsidiaries (collectively, the "Company"), designs, engineers and manufactures wood-to-wood, wood-to-concrete and wood-to-masonry connectors, screw fastening systems and collated screws, pre-fabricated shearwalls and venting systems for gas and wood burning appliances. The Company markets its products to the residential construction, light industrial and commercial construction, remodeling and do-it-yourself markets. Simpson Strong-Tie also offers a line of adhesives, mechanical anchors and powder actuated tools for concrete, masonry and steel.

The Company operates exclusively in the building products industry. The Company's products are sold primarily throughout North America and Europe. Revenues have some geographic market concentration on the West Coast. A portion of the Company's business is therefore dependent upon economic activity within this region and market.

Principles of Consolidation

The consolidated financial statements include the accounts of Simpson Manufacturing Co., Inc. and its subsidiaries. Investments in less than 50% owned affiliates are generally accounted for using either cost or the equity method. All significant intercompany transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete, net of applicable provision for discounts, returns and allowances, whether actual or estimated based on the Company's experience. This generally occurs when products are shipped to the customer in accordance with the sales agreement or purchase order, ownership and risk of loss pass to the customer, collectibility is reasonably assured and pricing is fixed and determinable. The Company's general shipping terms are F.O.B. shipping point, where title is transferred and revenue is recognized when the products are shipped to customers. When the Company sells F.O.B. destination point, title is transferred and the Company recognizes revenue on delivery or customer acceptance, depending on terms of the sales agreement. Service sales, representing aftermarket repair and maintenance and engineering activities, though significantly less than 1% of net sales and not material to the financial statements, are recognized as the services are completed. If the actual costs of sales returns, allowances, and discounts were to significantly exceed the recorded estimated allowance, the Company's sales would be adversely affected.

Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the time of purchase to be cash equivalents.

Investments

The Company's investments in debt securities are classified as available-for-sale investments and are recorded at fair value. The cost of securities sold is based on the specific identification method. Unrealized gains and losses are reported as a separate component of stockholders' equity. The Company also has a minority investment in a privately held company. These kinds of investments are carried either at cost or by the equity method of accounting, depending on the Company's ownership interest and its ability to influence the operating or financial decisions of the investee, and are classified as long-term investments.

The Company periodically reviews its investments for impairment. If the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other-than-temporary, the Company writes down the

value of the investment to its fair value. The Company generally believes an other-than-temporary decline occurs when the fair value of an investment is below the carrying value for two consecutive quarters.

Allowance for Doubtful Accounts

The Company assesses the collectibility of specific customer accounts that would be considered doubtful based upon the customer's financial condition, payment history, credit rating and other factors that the Company considers relevant, or accounts that the Company assigns for collection. The Company reserves for the portion of those outstanding balances that the Company believes it is not likely to collect. Specifically, the Company reserves accounts receivable balances that are over 90 days outstanding. The Company also reserves 100% of the amount that it deems potentially uncollectible due to a customer's bankruptcy or deteriorating financial condition. If the financial condition of our customers were to deteriorate, resulting in inability to make payments, additional allowances may be required.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value (market). Cost includes all costs incurred in bringing each product to its present location and condition, as follows:

Raw materials and finished goods - principally valued at cost determined on a first in, first out basis.

In-process products and finished goods - cost of direct materials and labor plus attributable overhead based on a normal level of activity.

The Company applies net realizable value and obsolescence to the gross value of the inventory. The Company estimates net realizable value based on estimated selling price less further costs to completion and disposal. The Company provides for slow moving product by comparing inventories on hand to future projected demand. Obsolete inventory is on-hand supply of a product in excess of two years' sales of that product or a supply of that product that the Company believes is no longer marketable. The Company revalues obsolete inventory as having no net realizable value. The Company has consistently applied this methodology. The Company believes that this approach is prudent and makes suitable provisions for slow moving and obsolete inventory.

Sales Incentive and Advertising Allowances

The Company records estimated reductions to revenues for sales incentives, primarily rebates, and allowances for co-operative advertising.

Allowances for Sales Discounts

The Company records estimated reductions to revenues for discounts taken on early payment of invoices by its customers.

Warranties

The Company provides product warranties for specific product lines and accrues for estimated future warranty costs, none of which has been material to the financial statements, in the period in which the sale is recorded.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Major renewals and betterments are capitalized; maintenance and repairs are expensed on a current basis. When assets are sold or retired, their costs and accumulated depreciation are removed from the accounts; the resulting gains or losses are reflected in the consolidated statements of operations.

Depreciation and Amortization

Depreciation of property, plant and equipment is provided for using accelerated methods over the following estimated useful lives:

Machinery and equipment	3 to 10 years
Buildings and site improvements	20 to 45 years

Leasehold improvements are amortized using the straight-line method over the shorter of the expected life or the remaining term of the lease. Amortization of intangible assets with finite useful lives is computed using the straight-line method over the estimated useful lives of the assets.

Product Research and Development Costs

Product research and development costs, which are included in cost of sales, were charged against income as incurred and approximated $4,484,000, $4,063,000 and $3,659,000 in 2004, 2003 and 2002, respectively. The types of costs included as Product Research and Development expenses are typically related to salaries and benefits and supplies.

Tooling Costs

Tool and die costs are included in product costs in the year incurred.

Shipping and Handling Costs

The Company's general shipping terms are F.O.B. shipping point. Shipping and handling costs are included in product costs in the year incurred.

Advertising Costs

Advertising costs, which are expensed in the year incurred, were approximately $4,044,000, $3,498,000 and $2,980,000 in 2004, 2003 and 2002, respectively.

Income Taxes

Income taxes are calculated using an asset and liability approach. The provision for income taxes includes federal, state and foreign taxes currently payable and deferred taxes, due to temporary differences between the financial statement and tax bases of assets and liabilities. In addition, future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Foreign Currency Translation

The local currency is the functional currency of the Company's operations in Europe and Canada. Assets and liabilities denominated in foreign currencies are translated using the exchange rate on the balance sheet date. Revenues and expenses are translated using average exchange rates prevailing during the year. The translation adjustment resulting from this process is shown separately as a component of stockholders' equity. Foreign currency transaction gains or losses are included in general and administrative expenses and have not been significant in any of the years presented.

Common Stock

Subject to the rights of holders of any preferred stock that may be issued in the future, holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors (the "Board") out of legally available funds and in the event of liquidation, dissolution or winding-up of the Company, to share ratably in all assets available for distribution. The holders of common stock have no preemptive or conversion rights. Subject to the rights of any preferred stock that may be issued in the future, the holders of common stock are entitled to one vote per share on any matter submitted to a vote of the stockholders, except that, subject to compliance with pre-meeting notice and other conditions pursuant to the Company's Bylaws, stockholders may cumulate their votes in an election of directors, and each stockholder may give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of shares held by such stockholder or may distribute such stockholder's votes on the same principle among as many candidates as such stockholder thinks fit. There are no redemption or sinking fund provisions applicable to the common stock.

In 1999, the Company declared a dividend distribution of one Right to purchase Series A Participating preferred stock per share of common stock. The Rights will be exercisable, unless redeemed earlier by the Company, if a

person or group acquires, or obtains the right to acquire, 15% or more of the outstanding shares of common stock or commences a tender or exchange offer that would result in it acquiring 15% or more of the outstanding shares of common stock, either event occurring without the prior consent of the Company. The amount of Series A Participating preferred stock that the holder of a Right is entitled to receive and the purchase price payable on exercise of a Right are both subject to adjustment. Any person or group that acquires 15% or more of the outstanding shares of common stock without the prior consent of the Company would not be entitled to this purchase. Any stockholder who holds 25% or more of the Company's common stock on the date of the Rights distribution would not be treated as having acquired 15% or more of the outstanding shares unless such stockholder's ownership is increased to more than 40% of the outstanding shares.

The Rights will expire on July 29, 2009, or they may be redeemed by the Company at one cent per Right prior to that date. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings of the Company. One million shares of the Company's preferred stock have been designated Series A Participating preferred stock and reserved for issuance on exercise of the Rights. No event during 2004 made the Rights exercisable.

Existing loan agreements require the Company to maintain tangible net worth of $250.0 million plus 50% of net profit after taxes for each fiscal year. This requirement may limit the amount that the Company may pay out as dividends on the common stock. As of December 31, 2004, the Company had approximately $115.2 million available for the payment of dividends under these loan agreements.

Preferred Stock

The Board has the authority to issue the authorized and unissued preferred stock in one or more series with such designations, rights and preferences as may be determined from time to time by the Board. Accordingly, the Board is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Company's common stock.

Stock Splits

In November 2004, the Company completed a 2-for-1 split of its common stock effected in the form of a stock dividend and in August 2002, the Company completed a 2-for-1 split of its common stock. All of the share and per share numbers have been adjusted to reflect both of the stock splits.

Net Income per Common Share

Basic net income per common share is computed based upon the weighted average number of common shares outstanding. Potentially dilutive shares, using the treasury stock method, are included in the diluted per-share calculations for all periods when the effect of their inclusion is dilutive.

The following is a reconciliation of basic earnings per share ("EPS") to diluted EPS:

	2004			2003			2002		
	Net Income	Weighted Average Shares	Per Share	Net Income	Weighted Average Shares	Per Share	Net Income	Weighted Average Shares	Per Share
Basic EPS									
Income available to common stockholders	$ 81,508,343	48,051,819	$ 1.70	$ 60,562,224	49,143,516	$ 1.23	$ 51,934,147	48,940,134	$ 1.06
Effect of Dilutive Securities									
Stock options	–	866,640	(0.03)	–	847,470	(0.02)	–	674,964	(0.01)
Diluted EPS									
Income available to common stockholders	$ 81,508,343	48,918,459	$ 1.67	$ 60,562,224	49,990,986	$ 1.21	$ 51,934,147	49,615,098	$ 1.05

For the year ended December 31, 2004, 19,960 shares attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

Comprehensive Income

Comprehensive income, which is included in the consolidated statement of stockholders' equity, is defined as net income plus other comprehensive income. Other comprehensive income includes changes in foreign currency translation adjustments recorded directly into stockholders' equity and changes in net unrealized gains on available-for-sale investments.

The components of accumulated other comprehensive income as of December 31, 2004 and 2003, are as follows:

	Years Ended December 31,	
	2004	2003
Foreign currency translation adjustments	$ 13,472,782	$ 7,978,683
Change in net unrealized gains or losses on available-for-sale investments	(57,913)	3,980
Accumulated other comprehensive income	$ 13,414,869	$ 7,982,663

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash in banks, short-term investments in U.S. Treasury and other fixed income instruments and trade accounts receivable. The Company maintains its cash in demand deposit and money market accounts held primarily by four banks.

Accounting for Stock-based Compensation

The Company maintains two stock option plans under which the Company may grant incentive stock options and non-qualified stock options to employees, consultants and non-employee directors. Stock options have been granted with exercise prices at or above the fair market value on the date of grant. Options vest and expire according to terms established from time to time pursuant to the option plans by the Compensation Committee or the Board of Directors.

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which amends SFAS No. 123. SFAS No. 148 requires more prominent and frequent disclosures about the effects of stock-based compensation. As of January 1, 2003, the Company adopted SFAS No. 123 and SFAS No. 148 and has used the prospective method of applying SFAS No. 123 for the transition. For stock options granted prior to January 1, 2003, the Company will continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, because the grant price equaled or exceeded the market price on the date of grant for options issued by the Company, no compensation expense has been recognized for stock options granted prior to January 1, 2003.

Had compensation cost for the Company's stock options been recognized based upon the estimated fair value on the grant date under the fair value methodology prescribed by SFAS No. 123 (see Note 13), as amended by SFAS No. 148, the Company's net income and earnings per share would have been as follows:

	Years Ended December 31,		
	2004	2003	2002
Net income, as reported	$ 81,508,343	$ 60,562,224	$ 51,934,147
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	2,755,767	939,443	–
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	2,805,191	1,297,329	1,283,573
Pro forma	$ 81,458,919	$ 60,204,338	$ 50,650,574
Earnings per share			
Basic, as reported	$ 1.70	$ 1.23	$ 1.06
Basic, pro forma	1.70	1.23	1.03
Diluted, as reported	$ 1.67	$ 1.21	$ 1.05
Diluted, pro forma	1.67	1.20	1.02

Under the 1994 Stock Option Plan, no more than 16,000,000 shares of common stock may be sold (including shares already sold) pursuant to all options granted under the Option Plan. Under the 1995 Independent Director Stock Option Plan, no more than 320,000 shares of common stock may be sold (including shares already sold) pursuant to all options granted under the Independent Director Plan. Options granted under either plan typically vest evenly over four years and have seven-year terms.

For purposes of the fair value analysis, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 4.01% and 4.46% for 2002 and 2001, respectively; no dividend yield for both years; expected lives of 6.2 years for options granted for 2002 and 2001; and volatility of 29.2% and 29.8% for 2002 and 2001, respectively. The weighted average fair value per share of options granted for 2002 and 2001 was $6.17 and $5.59, respectively. The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and the Company's experience.

With the adoption of SFAS Statement No. 123 and SFAS Statement No. 148, the expense for the estimated fair value of the stock options awarded is recorded over the vesting period of each option commencing in the year in which the option is granted rather than during the year in which the option is earned as in the pro forma computation. Accordingly, the amount expensed differs from the pro forma expense disclosure under SFAS Statement No. 123.

Adoption of Statements of Financial Accounting Standards

In July 2001, the FASB issued SFAS Statement No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to earnings, but instead be subject to periodic testing for impairment. Intangible assets determined to have finite lives will continue to be amortized over their useful lives. SFAS Statement No. 142 was effective for the Company's fiscal year that began January 1, 2002.

The Company reviews its indefinite lived intangible assets annually, in the fourth quarter of each year, for impairment. The impairment analysis typically utilizes a discounted cash flow model approach, using modest and conservative estimates over a ten-year period. Should losses in the Company's UK operations continue, the value of the goodwill there, carried on the balance sheet at approximately $5.1 million, may not be supported and the goodwill may be partially or fully impaired. This would result in a noncash charge to income from operations.

The changes in the carrying amount of goodwill not subject to amortization as of December 31, 2003 and 2004, are as follows:

	Goodwill	Accumulated Amortization	Net Goodwill
Balance at January 1, 2003	$ 17,719,150	$ (3,184,963)	$ 14,534,187
Goodwill acquired	6,709,088	–	6,709,088
Foreign exchange	2,412,585	–	2,412,585
Balance at December 31, 2003	26,840,823	(3,184,963)	23,655,860
Goodwill acquired	18,775,776	–	18,775,776
Foreign exchange	1,947,225	–	1,947,225
Balance at December 31, 2004	$ 47,563,824	$ (3,184,963)	$ 44,378,861

Substantially all of the Company's goodwill is associated with the construction connector products business.

The changes in the carrying amount of patents, unpatented technologies and non-compete agreements and other intangible assets subject to amortization as of December 31, 2003 and 2004, are as follows:

	Patents	Accumulated Amortization	Net Patents
Balance at January 1, 2003	$ 2,991,749	$ (897,771)	$ 2,093,978
Acquisitions	265,892	–	265,892
Amortization	–	(393,215)	(393,215)
Foreign exchange	19,410	–	19,410
Balance at December 31, 2003	3,277,051	(1,290,986)	1,986,065
Acquisitions	5,963,596	–	5,963,596
Amortization	–	(552,185)	(552,185)
Foreign exchange	39,274	–	39,274
Balance at December 31, 2004	$ 9,279,921	$ (1,843,171)	$ 7,436,750

	Unpatented Technology	Accumulated Amortization	Net Unpatented Technology
Balance at January 1, 2004	$ –	$ –	$ –
Acquisitions	4,611,000	–	4,611,000
Amortization	–	(192,125)	(192,125)
Balance at December 31, 2004	$ 4,611,000	$ (192,125)	$ 4,418,875

	Non-Compete Agreements and Other	Accumulated Amortization	Net Non-Compete Agreements and Other
Balance at January 1, 2003	$ 65,608	$ (31,711)	$ 33,897
Acquisitions	1,371,723	–	1,371,723
Amortization	–	(180,533)	(180,533)
Foreign exchange	158,692	–	158,692
Balance at December 31, 2003	1,596,023	(212,244)	1,383,779
Acquisitions	144,000	–	144,000
Amortization	–	(318,758)	(318,758)
Foreign exchange	77,285	–	77,285
Balance at December 31, 2004	$ 1,817,308	$ (531,002)	$ 1,286,306

At December 31, 2004, estimated future amortization of intangible assets is as follows:

2005	$ 1,792,213
2006	1,734,675
2007	1,477,427
2008	1,362,762
2009	1,161,963
Thereafter	5,612,891
	$ 13,141,931

Recently Issued Accounting Standards

In March 2004, the FASB issued EITF No. 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," which provides new guidance for assessing impairment losses on investments. Additionally, EITF 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF 03-1, but the disclosure requirements remain effective for annual periods ending after June 15, 2004. The Company will evaluate the effect of EITF 03-1 once the final guidance is issued.

In October 2004, the FASB issued Staff Position ("FSP") No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). FSP 109-2 provides guidance under SFAS Statement No. 109, "Accounting for Income Taxes," with respect to recording the potential effect of the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act") on enterprises' income tax expense and deferred tax liability. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. Based upon the Company's preliminary evaluation of the effects of the repatriation provision, the Company does not expect to apply this provision.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). The requirements of SFAS Statement No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005, and management has not determined the effect, if any, on the Company's financial statements for its fiscal year ending December 31, 2005.

In December 2004, the FASB issued SFAS No. 123R, "Accounting for Stock-Based Compensation," which revised SFAS No. 123 to require companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. While the Company currently accounts for stock options on a fair value basis, additional changes will be required such as those affecting cash flow presentation. SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, and management has not determined all of the effects on the Company's financial statements for its third quarter ending September 30, 2005, or its fiscal year ending December 31, 2005.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29," which amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005, and management has not determined the effect, if any, on the Company's financial statements for its fiscal year ending December 31, 2005.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2004 presentation with no effect on net income or retained earnings as previously reported. These reclassifications were primarily in relation to stockholders' equity and between deferred tax assets and liabilities.

2. Acquisitions

In October 2004, the Company completed the acquisition of the assets of Quik Drive, U.S.A., Inc. and Quik Drive Canada, Inc. and 100% of the equity of Quik Drive Australia Pty. Limited (collectively "Quik Drive"). Quik Drive manufactures collated fasteners and fastener delivery systems which are marketed in the U.S., Canada, Australia and New Zealand. The purchase price, including post-closing adjustments, of the acquisition was approximately $32.0 million in cash and $5.0 million in stock (which was not and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements). The amount of goodwill and intangible assets subject to amortization that resulted from this purchase is approximately $18.8 million and $10.2 million, respectively (see Note 1). Tangible assets, including inventory and trade accounts receivable, accounted for the balance of the purchase price, but the purchase price allocation has not been finalized. The Company does not believe that the final purchase price allocation will result in a material change to its financial position or the results of its operations and cash flows.

In April 2004, the Company's Danish subsidiary acquired 100% of the shares of ATF Furrer Holz GmbH ("ATF"), in Switzerland, for approximately $0.6 million. Substantially all of the purchase price was allocated to patents and goodwill (see Note 1). ATF distributes a line of hidden connectors in some European countries.

In May 2003, Simpson Strong-Tie Canada Limited, the Company's wholly-owned Canadian subsidiary, completed the purchase of 100% of the equity of MGA Construction Hardware & Steel Fabricating Limited and MGA Connectors Limited, both Canadian federal corporations (collectively, "MGA"), for approximately $9.8 million in cash. MGA manufactures and distributes connector products throughout Canada and portions of the United States. The amount of goodwill that resulted from this purchase is approximately $6.7 million.

3. Trade Accounts Receivable

Trade accounts receivable consist of the following:

	December 31,	
	2004	2003
Trade accounts receivable	$ 93,515,436	$ 68,717,357
Allowance for doubtful accounts	(2,397,302)	(1,889,210)
Allowance for sales discounts	(1,311,385)	(754,851)
	$ 89,806,749	$ 66,073,296

The Company sells products on credit and generally does not require collateral. One customer accounted for approximately 25% of trade accounts receivable as of December 31, 2004 (see Note 14).

4. Inventories

The components of inventories consist of the following:

	December 31,	
	2004	2003
Raw materials	$ 91,910,430	$ 38,822,274
In-process products	22,234,940	15,132,723
Finished products	78,733,948	52,247,716
	$192,879,318	$106,202,713

5. Property, Plant and Equipment, net

Property, plant and equipment consists of the following:

	December 31,	
	2004	2003
Land	$ 13,870,992	$ 13,133,848
Buildings and site improvements	67,215,428	64,054,606
Leasehold improvements	6,837,774	5,833,533
Machinery and equipment	147,442,008	125,987,726
	235,366,202	209,009,713
Less accumulated depreciation and amortization	(121,610,695)	(105,397,774)
	113,755,507	103,611,939
Capital projects in progress	23,853,293	3,614,380
	$137,608,800	$107,226,319

Included in property, plant and equipment at December 31, 2004 and 2003, are fully depreciated assets with an original cost of approximately $47,455,000 and $42,188,000, respectively. These fully depreciated assets are still in use in the Company's operations. Gains or losses on disposal of capital equipment are reported in the general and administrative expenses in the consolidated statements of operations.

6. Investments

The Company has a 35% investment in Keymark Enterprises, LLC ("Keymark") (see Note 12), for which it accounts using the equity method. Keymark develops software that assists in the design and engineering of residential structures. The Company's relationship with Keymark includes the specification of its products in the Keymark software. The Company has no obligation to make any additional future capital contributions, nor does it intend to provide additional funding to Keymark. In 2001 the Company concluded that the carrying value of its investment in Keymark exceeded its fair value and therefore wrote down the value of its investment to zero. The Company's equity in the earnings or losses of this investment were not material in any of the three years ended December 31, 2004.

Available-For-Sale Investments

The Company's investments in all debt securities are classified as either cash and cash equivalents or available-for-sale investments. As of December 31, 2004 and 2003, the Company's investments were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
At December 31, 2004				
Debt investments				
Municipal bonds	$ 17,090,075	$ –	$ 57,916	$ 17,032,159
Total debt investments	17,090,075	–	57,916	17,032,159
Money market instruments and funds	85,514	–	–	85,514
	$ 17,175,589	$ –	$ 57,916	$ 17,117,673
At December 31, 2003				
Debt investments				
Municipal bonds	$ 44,733,887	$ 27,380	$ 23,400	$ 44,737,867
Commercial paper	5,705,141	–	–	5,705,141
Total debt investments	50,439,028	27,380	23,400	50,443,008
Money market instruments and funds	10,615	–	–	10,615
	$ 50,449,643	$ 27,380	$ 23,400	$ 50,453,623

Of the total estimated fair value of debt securities, $85,514 and $5,715,756 were classified as cash equivalents as of December 31, 2004 and 2003, respectively, and $17,032,159 and $44,737,867 were classified as short-term investments as of December 31, 2004 and 2003, respectively.

As of December 31, 2004, contractual maturities of the Company's available-for-sale investments were as follows:

	Amortized Cost	Estimated Fair Value
Amounts maturing in less than 1 year	$ 12,350,510	$ 12,298,036
Amounts maturing in 1 to 5 years	1,226,269	1,223,187
Amounts maturing in 5 to 10 years	–	–
Amounts maturing after 10 years	3,513,296	3,510,936
	$ 17,090,075	$ 17,032,159

During the year ended December 31, 2003, the Company realized a gain of $2,129 on the sale of available-for-sale investments.

7. Accrued Liabilities

Accrued liabilities consist of the following:

	December 31, 2004	December 31, 2003
Sales incentive and advertising allowances	$ 17,756,912	$ 9,600,613
Vacation liability	3,723,294	3,132,463
Dividend payable	2,399,379	–
Other	3,900,998	2,448,411
	$ 27,780,583	$ 15,181,487

8. Debt

The outstanding debt at December 31, 2004 and 2003, and the available credit at December 31, 2004, consisted of the following:

	Available on Credit Facility at December 31, 2004	Debt Outstanding at December 31, 2004	Debt Outstanding at December 31, 2003
Revolving line of credit, interest at bank's base rate less 0.5% (at December 31, 2004 the bank's reference rate less 0.5% was 4.75%), matures November 2006, commitment fees are paid at the annual rate of 0.125% on the unused portion of the facility	$ 12,894,692	$ –	$ –
Revolving term commitment, interest at bank's prime rate less 0.5% (at December 31, 2004, the bank's prime rate less 0.5% was 4.75%), matures June 2005, commitment fees are paid at the annual rate of 0.125% on the unused portion of the facility	9,200,000	–	–
Revolving line of credit, interest rate at 4.50%, matures August 2005	5,097,074	–	–
Revolving line of credit, interest rate at the bank's base rate of interest plus 2% (at December 31, 2004, this rate was 6.75%), matures September 2005, has an annual commission charge of 0.45%	481,547	–	–
Term loan, interest at LIBOR plus 1.375% (at December 31, 2004, LIBOR plus 1.375% was 3.475%), matures June 2008	–	1,050,000	1,350,000
Term loans, interest rates from 2.94% to 5.50%, maturities between 2005 and 2018	–	1,926,084	4,941,593
Standby letter of credit facilities	905,308	–	–
	28,578,621	2,976,084	6,291,593
Less current portion		(579,198)	(1,113,657)
		$ 2,396,886	$ 5,177,936
Less standby letters of credit issued and outstanding	(905,308)		
	$ 27,673,313		

The revolving lines of credit are guaranteed by the Company and its subsidiaries. At December 31, 2004, the Company had one outstanding standby letter of credit in the amount of $905,308 to guarantee performance on the Company's leased facility in the United Kingdom. This letter of credit expired in January 2005. The Company anticipates that this letter of credit will be renewed. The Company is in compliance with the various loan covenants that govern its ability to borrow under its lines of credit.

The total interest expense for the years ended December 31, 2004, 2003 and 2002, was $363,640, $377,848 and $584,940, respectively. Interest expense includes debt service, maintenance fees and bank charges. The amount of capitalized interest for the years ended December 31, 2004 and 2003, was $301,784 and $303,017, respectively. There was no capitalized interest for the year ended December 31, 2002.

At December 31, 2004, estimated future maturities of long-term debt are as follows:

2005	$ 579,198
2006	572,631
2007	568,737
2008	423,824
2009	276,460
Thereafter	555,234
	$ 2,976,084

9. Commitments and Contingencies

Leases

Certain properties occupied by the Company are leased. The leases expire at various dates through 2014 and generally require the Company to assume the obligations for insurance, property taxes and maintenance of the facilities.

Some of the properties were leased from partnerships formed by certain current and former Company stockholders, directors, officers and employees. Rental expenses under these related party leases were as follows:

	Years Ended December 31,		
	2004	**2003**	**2002**
Doolittle Investors	$ 367,992	$ 367,992	$ 367,992
Vacaville Investors	478,392	454,874	452,736
Vicksburg Investors	–	64,226	385,356
Columbus Westbelt Investment Co.	626,328	626,328	626,328
	$ 1,472,712	$ 1,513,420	$ 1,832,412

Rental expense for 2004, 2003 and 2002 with respect to all other leased property was approximately $4,321,000, $4,510,000 and $4,091,000, respectively. The Company has entered into an agreement to purchase the Columbus, Ohio, facility from Columbus Westbelt Investment Co. The purchase price is approximately $4,100,000 and the transaction is expected to be completed in May 2005.

At December 31, 2004, minimum rental commitments under all noncancelable leases are as follows:

2005	$ 5,746,003
2006	5,148,733
2007	4,788,079
2008	2,790,047
2009	3,201,440
Thereafter	2,768,552
	$ 24,442,854

Some of these minimum rental commitments that involve the related parties described above and in Note 12 contain renewal options and provide for periodic rental adjustments based on changes in the consumer price index or current market rental rates.

The nominal term of Simpson Strong-Tie International Inc.'s ("SSTI") lease in the United Kingdom is 25 years but includes an option to terminate without penalty in either the fifteenth or twentieth year upon one year written notice by SSTI. Future minimum rental payments associated with the first 15 years of this lease are included in minimum rental commitments in the table above.

Environmental

The Company's policy with regard to environmental liabilities is to accrue for future environmental assessments and remediation costs when information becomes available that indicates that it is probable that the Company is liable for any related claims and assessments and the amount of the liability is reasonably estimable.

At one of the Company's operating facilities, evidence of contamination resulting from activities of prior occupants was discovered. The Company took certain remedial actions at the facility in 1990 and continues to monitor the condition of this property. The Company does not believe that any further action will be required or that this matter will have a material adverse effect on its financial condition, cash flows or results of operations.

Litigation

From time to time, the Company is involved in litigation that it considers to be in the normal course of its business. No such litigation within the last five years resulted in any material loss. The Company is not engaged in any legal proceedings as of the date hereof, which the Company expects individually or in the aggregate to have a material adverse effect on the Company's financial condition, cash flows or results of operations. However, litigation is subject to inherent uncertainties and it is possible that actual results could differ.

Other

Corrosion, hydrogen enbrittlement, stress corrosion cracking, hardness, wood pressure-treating chemicals, misinstallations, environmental conditions or other factors can contribute to failure of fasteners and connectors. On occasion, some of the fasteners that the Company sells have failed, although the Company has not incurred any material liability resulting from those failures. The Company attempts to avoid such failures by establishing and monitoring appropriate product specifications, manufacturing quality control procedures, inspection procedures and information on appropriate installation methods and conditions.

10. Income Taxes

The provision for income taxes consists of the following:

	Years Ended December 31,		
	2004	**2003**	**2002**
Current			
Federal	$ 41,656,000	$ 32,352,000	$ 29,918,000
State	7,845,000	5,939,000	5,809,000
Foreign	948,000	665,000	142,000
Deferred	(355,235)	(445,806)	(735,417)
	$ 50,093,765	$ 38,510,194	$ 35,133,583

Income before income taxes for the years ended December 31, 2004, 2003 and 2002, consisted of the following:

	Years Ended December 31,		
	2004	**2003**	**2002**
Domestic	$128,325,462	$ 99,870,721	$ 88,804,478
Foreign	3,276,646	(798,303)	(1,736,748)
	$131,602,108	$ 99,072,418	$ 87,067,730

Reconciliations between the statutory federal income tax rates and the Company's effective income tax rates as a percentage of income before income taxes are as follows:

	Years Ended December 31,		
	2004	2003	2002
Federal tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	3.4%	3.6%	4.1%
Other	(0.3%)	0.3%	1.3%
Effective income tax rate	38.1%	38.9%	40.4%

The tax effects of the significant temporary differences that constitute the deferred tax assets and liabilities at December 31, 2004, 2003 and 2002, were as follows:

	Years Ended December 31,		
	2004	2003	2002
Current deferred tax assets			
State tax	$ 2,681,978	$ 1,895,792	$ 1,942,732
Compensation related to stock plans	–	–	82,732
Workers' compensation	1,088,772	953,242	662,994
Health claims	304,368	933,800	680,385
Vacation accrual	973,682	874,188	793,313
Accounts receivable allowance	771,529	557,924	610,238
Inventories	2,279,379	2,175,981	2,095,916
Sales incentive and advertising allowances	561,805	328,914	189,104
Rental reserve	–	–	140,452
Other	147,558	101,357	78,776
	$ 8,809,071	$ 7,821,198	$ 7,276,642
Long-term deferred tax assets (liabilities)			
Depreciation	$ (1,371,081)	$ 1,153,749	$ 1,679,032
Goodwill amortization	(23,274)	265,278	566,471
Deferred compensation related to stock options	2,186,426	554,746	–
State tax credit carry forward	551,323	81,981	–
Other	129,831	81,139	(725,037)
	$ 1,473,225	$ 2,136,893	$ 1,520,466

The total deferred tax assets for the years ended December 31, 2004, 2003 and 2002, were $12,485,108, $10,790,722 and $10,039,245, respectively. The total deferred tax liabilities for the years ended December 31, 2004, 2003 and 2002, were $2,202,812, $832,631 and $1,242,137, respectively.

No valuation allowance has been recorded for deferred tax assets for the years ended December 31, 2004, 2003 and 2002, due to the Company's taxable income in 2004 and prior years.

The Company does not provide for U.S. federal income taxes on the undistributed earnings of its international subsidiaries because such earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. At December 31, 2004, the Company had not provided federal income taxes on undistributed earnings of approximately $689,000 from its international subsidiaries. At December 31, 2003, the Company did not have undistributed earnings from its international subsidiaries. Should these earnings be distributed in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes in various international jurisdictions. These taxes may be partially offset by U.S. foreign tax credits. Determination of the related amount of unrecognized deferred U.S. income taxes is not practicable because of the complexities associated with this hypothetical calculation.

On October 22, 2004, the American Jobs Creation Act of 2004 ("AJCA") was enacted. The AJCA includes provisions for the phase-out of the extraterritorial income exclusion, replacing it with a phased-in deduction for companies that pay income taxes on manufacturing activities in the U.S. The new manufacturing deduction allows a deduction from taxable income of up to 9% of qualified income from domestic production activities. The deduction is phased in over a six-year period, with the eligible percentage increasing from 3% in 2005 to 9% in 2010. The AJCA also creates a temporary incentive for U.S. multinationals to repatriate accumulated income earned abroad by

providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations. On December 21, 2004, the FASB issued two FASB Staff Positions ("FSP") regarding the accounting implications of the AJCA related to (1) the manufacturing deduction for qualified domestic production activities and (2) the one-time tax benefit for the repatriation of foreign earnings. The FASB decided that the deduction for qualified domestic production activities should be accounted for as a special deduction under SFAS No. 109, "Accounting for Income Taxes." The FASB also confirmed, that upon deciding that some amount of earnings will be repatriated, a company must record in that period the associated tax liability. The guidance in the FSPs applies to financial statements for periods ending after the date the AJCA was enacted. The Company is evaluating the effects of the AJCA and is awaiting final guidance from the Internal Revenue Service to complete that evaluation. The Company's current estimate is that it should qualify for the tax benefit provided by the manufacturing deduction, but the Company is unlikely to use the tax benefit for the repatriation of foreign earnings, in view of the management's current opinion that undistributed earnings of the Company's international subsidiaries will be reinvested indefinitely.

11. Retirement Plans

The Company has six defined contribution retirement plans covering substantially all salaried employees and nonunion hourly employees. Two of the plans, covering U.S. employees, provide for annual contributions in amounts that the Board of Directors may authorize, subject to certain limitations, but in no event more than the amounts permitted under the Internal Revenue Code as deductible expense. The other four plans, covering the Company's European and Canadian employees, require the Company to make contributions ranging from 3% to 15% of the employees' compensation. The total cost for these retirement plans for the years ended December 31, 2004, 2003 and 2002, was approximately $7,358,000, $6,325,000 and $5,197,000, respectively.

The Company also contributes to various industry-wide, union-sponsored pension funds for union, hourly employees. Payments to these funds aggregated approximately $2,158,000, $2,002,000 and $1,524,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

12. Related Party Transactions

In 2003, the Company purchased 1,000,000 shares of its common stock for approximately $23,525,000 from the Simpson PSB Fund to offset the dilution of stock options granted in 2003. The Chairman and the President and Chief Executive Officer of the Company, who are directors and significant stockholders of the Company, serve as directors and officers of the Simpson PSB Fund (a charitable organization). The price per share was $23.525, which was $0.25 less than the closing price on the day before the transaction. The independent members of the Board of Directors unanimously approved this transaction.

In 2003, the Company paid $500,000 for an additional 5% ownership interest in Keymark. The Company now owns 35% of Keymark (see Note 6). The Company paid $550,472 to Keymark in 2002. The payments were related to the development of specified features in the Keymark software as well as for expenses related to marketing the software.

In 2003, the Company's Chief Executive Officer leased an airplane that is managed by a charter company unrelated to the Company. The Company pays the charter company standard hourly rates when this airplane is hired for use by its Chief Executive Officer in travel between his home and Company offices or by him and other Company employees in travel on Company business. As lessee of the airplane, the Company's Chief Executive Officer is also responsible for its maintenance and receives a portion of each payment to the charter company for its use, whether by the Company or others. The total cost to the Company for this and other airplanes that are used, including $28,519 and $34,717 paid to the Company's Chief Executive Officer for compensation for the years ended 2004 and 2003, respectively, was approximately $380,000 and $352,000 in 2004 and 2003, respectively. The independent members of the Board of Directors unanimously approved this arrangement. The Company computes the compensation cost of the use of airplanes using the Standard Industrial Fair Level ("SIFL") tables prescribed under applicable Internal Revenue Service regulations.

In 2004 and 2003, the Company paid approximately $4,000 and $90,000, respectively, to Barclay Simpson Fine Arts, an art gallery owned by the Company's Chairman, for artwork to decorate the Company's offices. The independent members of the Board of Directors unanimously approved these purchases after a review of an independent appraisal and a review of the cost of comparable artwork.

In August 2004, the Company entered into an agreement to purchase the Columbus, Ohio, facility that it currently leases from a related party consisting primarily of current and past employees and directors of the Company. The purchase price is approximately $4,100,000 and the transaction is expected to be completed in May 2005.

In December 2004, the Company made a donation in the amount of $5,000 to the African American Experience Fund of the National Park Foundation, whose Chairman is Barry Lawson Williams, a director of the Company.

In January 2005, Michael Petrovic was appointed as an officer of Simpson Strong-Tie Canada, Limited ("SSTC"), a wholly-owned subsidiary of Simpson Strong-Tie. Mr. Petrovic was an owner of MGA, which SSTC acquired in 2003, and is a co-lessor of the property that SSTC leases in Maple Ridge, British Columbia. SSTC estimates that it will pay approximately $150,000 per year to lease the property from Mr. Petrovic and his associates. The lease expires in 2007.

In February 2005, the Company paid $50,000 to the California College of the Arts ("CCA") to sponsor the development of a unique interdisciplinary course. The Company's Chairman, Barclay Simpson, is the Vice Chairman of CCA's Board of Trustees. The independent members of the Board of Directors approved the sponsorship of this course.

See Note 9 regarding related party transactions involving Company leases.

13. Stock Option and Stock Bonus Plans

The Company currently has two stock option plans. One is principally for the Company's employees and the other is for the Company's independent directors. Participants are granted options only if the company-wide and/or profit center operating goals, established by the Compensation Committee of the Board of Directors at the beginning of the year, are met. In 2004, the Company met most of the operating goals established for both of its stock option plans and committed to grant options to purchase 532,550 shares in 2005. During 2003 and 2002, the Company met most of the operating goals established for both of its stock option plans and granted options to purchase 1,153,000 and 1,011,000 shares in 2004 and 2003, respectively. The Company has recognized after-tax expense totaling approximately $2,755,000 for options granted in 2004 and 2003. The options have exercise prices ranging from $34.90 to $38.39 per share for the options committed to be granted in 2005, exercise prices ranging from $23.04 to $27.97 per share for the options granted in 2004, and exercise prices ranging from $16.45 to $18.10 per share for the options granted in 2003.

The following table summarizes the Company's stock option activity for the years ended December 31, 2004, 2003 and 2002:

Non-Qualified Stock Options	2004 Shares	2004 Weighted-Average Exercise Price	2003 Shares	2003 Weighted-Average Exercise Price	2002 Shares	2002 Weighted-Average Exercise Price
Outstanding at beginning of year	3,228,768	$ 17.54	2,441,416	$ 12.31	1,894,320	$ 8.48
Granted (1)	532,550	34.97	1,153,000	25.42	1,007,000	16.46
Additional shares granted	–	–	–	–	4,000	16.45
Exercised	(392,834)	9.61	(362,480)	7.62	(449,724)	6.02
Forfeited	(33,170)	19.13	(3,168)	14.73	(14,180)	9.77
Outstanding at end of year	3,335,314	21.22	3,228,768	17.54	2,441,416	12.31

(1) The options outstanding at the end of the year include all options granted during the year that are legally issued as of the beginning of the following year.

The numbers of shares for which stock options were exercisable at the end of 2004, 2003 and 2002 were 1,372,523, 1,223,012 and 1,217,046, respectively.

The following table summarizes information about the Company's stock options outstanding at December 31, 2004, including those committed to be granted in 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2004	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Outstanding at December 31, 2004	Weighted-Average Exercise Price
$9.36	265,422	1.0 years	$ 9.36	265,422	$ 9.36
$9.73 to $10.94	371,704	2.0 years	10.90	371,704	10.90
$12.75	28,000	3.0 years	12.75	27,417	12.75
$14.33	36,000	4.0 years	14.33	26,250	14.33
$16.45 to $18.10	970,422	5.0 years	16.46	439,210	16.46
$23.04 to $27.97	1,131,216	6.0 years	25.42	242,520	25.37
$34.90 to $38.39	532,550	7.0 years	34.97	–	–
$9.36 to $38.39	3,335,314	5.0 years	21.22	1,372,523	15.04

The fair value of the 1,103,000 stock options granted on January 1, 2003, under the employee plan was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.01%; no dividend yield; expected life of 6.2 years; and volatility of 29.2%. The weighted average fair value per share of these options is $6.17, the exercise price is $16.45 for 1,101,000 shares and $18.10 for 2,000 shares. The assumption are the same for the 8,000 stock options granted on February 14, 2003, under the independent director plan except, that the expected life used was 6.3 years. The weighted average fair value per share of these options is $6.40 and the exercise price is $16.98.

The fair value of the 1,147,000 stock options granted as of January 1, 2004, under the employee plan was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.77%; no dividend yield; expected life of 6.4 years; and volatility of 29.1%. The weighted average fair value per share of these options is $9.51, the exercise price is $25.43 for 1,145,000 shares and $27.97 for 2,000 shares. The assumptions are the same for the 6,000 stock options granted as of February 14, 2004, under the independent director plan, except that the expected life used was 6.3 years. The weighted average fair value per share of these options is $8.54 and the exercise price is $23.04.

The tax benefit to the Company from the exercise of stock options, a reduction of the Company's income tax payable, was $2,886,362, $1,818,743 and $1,800,785 for 2004, 2003 and 2002, respectively.

The Company also maintains a Stock Bonus Plan whereby it awards employees who do not otherwise participate in one of the Company's stock options plans shares based upon years of service. The amount of shares awarded, as well as the period of service, are considered by the Compensation Committee of the Board of Directors, at its discretion. In 2004, 2003 and 2002, the Company committed to issue 19,000, 17,200 and 17,600 shares, respectively, which resulted in pre-tax compensation charges of $1,081,419, $756,447 and $505,187, respectively. These employees are also compensated for the income taxes payable as a result of the stock bonuses. For the past years, the shares were issued in the year following the year in which the employee reached his or her tenth anniversary.

14. Segment Information

The Company is organized into two primary segments. The segments are defined by types of products manufactured, marketed and distributed to the Company's customers. The two product segments are construction connector products and venting products. These segments are differentiated in several ways, including the types of materials, the production processes, the distribution channels and the product applications. Transactions between the two segments were immaterial for each of the years presented.

The following table illustrates certain measurements used by management to assess the performance of the segments described above as of December 31, 2004, 2003 and 2002, or for the years then ended:

2004	Connector Products	Venting Products	All Other	Total
Net sales	$ 614,585,000	$ 83,468,000	$ –	$ 698,053,000
Income from operations	121,208,000	10,672,000	(663,000)	131,217,000
Depreciation and amortization	16,291,000	2,125,000	29,000	18,445,000
Capital expenditures and acquisitions	79,144,000	4,627,000	183,000	83,954,000
Total assets	427,418,000	56,188,000	61,531,000	545,137,000

2003	Connector Products	Venting Products	All Other	Total
Net sales	$ 473,608,000	$ 74,574,000	$ –	$ 548,182,000
Income from operations	87,255,000	11,058,000	(240,000)	98,073,000
Depreciation and amortization	13,734,000	1,897,000	17,000	15,648,000
Capital expenditures and acquisitions	29,486,000	1,717,000	–	31,203,000
Total assets	272,917,000	38,628,000	150,147,000	461,692,000

2002	Connector Products	Venting Products	All Other	Total
Net sales	$ 394,922,000	$ 70,552,000	$ –	$ 465,474,000
Income from operations	76,613,000	9,569,000	(99,000)	86,083,000
Depreciation and amortization	12,093,000	1,903,000	27,000	14,023,000
Capital expenditures and acquisitions	26,360,000	1,595,000	–	27,955,000
Total assets	228,601,000	39,723,000	128,077,000	396,401,000

Cash collected by the Company's subsidiaries is routinely transferred into the Company's cash management accounts, and therefore has been included in the total assets of the segment entitled "All Other." Cash and short-term investment balances in the All Other segment were approximately $47,023,000, $139,021,000 and $118,948,000 as of December 31, 2004, 2003 and 2002, respectively.

The following table illustrates how the Company's net sales and long-lived assets are distributed geographically as of December 31, 2004, 2003 and 2002, or for the years then ended.

	2004		2003		2002	
	Net Sales	Long-Lived Assets	Net Sales	Long-Lived Assets	Net Sales	Long-Lived Assets
United States	$600,962,000	$122,026,000	$467,148,000	$ 93,623,000	$413,205,000	$ 83,866,000
Denmark	36,799,000	6,228,000	37,630,000	6,375,000	22,183,000	6,052,000
United Kingdom	27,013,000	1,729,000	20,573,000	1,499,000	15,714,000	1,571,000
Other countries	33,279,000	8,770,000	22,831,000	8,406,000	14,372,000	6,715,000
	$698,053,000	$138,753,000	$548,182,000	$109,903,000	$465,474,000	$ 98,204,000

Net sales and long-lived assets, net of intangible assets, are attributable to the country where the operations are located.

Net sales of approximately 18%, 11% and 12% in the years ended December 31, 2004, 2003 and 2002, respectively, were to one customer and were attributable mostly to the connector segment. Most of the increase in net sales

attributable to this customer from 2003 to 2004 was a result of its acquisition of another of the Company's customers in mid-2004. The percentage of the Company's net sales for 2004 has been computed as if the two customers were combined for all of 2004.

15. Selected Quarterly Financial Data (Unaudited)

The following table sets forth selected quarterly financial data for each of the quarters in 2004 and 2003:

(Dollars in thousands, except per share data)	2004				2003			
	Fourth Quarter	**Third Quarter**	**Second Quarter**	**First Quarter**	**Fourth Quarter**	**Third Quarter**	**Second Quarter**	**First Quarter**
Net sales	$ 167,742	$ 188,560	$ 181,835	$ 159,916	$ 133,373	$ 151,892	$ 146,461	$ 116,456
Cost of sales	103,736	110,959	107,385	95,337	81,918	91,569	85,570	70,845
Gross profit	64,006	77,601	74,450	64,579	51,455	60,323	60,891	45,611
Selling expense	16,262	14,223	15,338	13,046	13,382	12,376	12,384	11,527
General and administrative expense	20,053	24,782	23,490	22,226	16,619	18,719	19,601	15,599
Income from operations	27,691	38,596	35,622	29,307	21,454	29,228	28,906	18,485
Interest income (expense), net	127	150	(164)	273	321	441	107	130
Income before income taxes	27,818	38,746	35,458	29,580	21,775	29,669	29,013	18,615
Provision for income taxes	10,258	14,562	13,643	11,631	8,477	11,111	11,331	7,590
Net income	$ 17,560	$ 24,184	$ 21,815	$ 17,949	$ 13,298	$ 18,558	$ 17,682	$ 11,025
Net income per common share								
Basic	$ 0.37	$ 0.51	$ 0.46	$ 0.37	$ 0.27	$ 0.38	$ 0.36	$ 0.23
Diluted	$ 0.36	$ 0.50	$ 0.45	$ 0.37	$ 0.27	$ 0.37	$ 0.36	$ 0.22
Cash dividends declared per common share	$ –	$ 0.10	$ 0.05	$ 0.05	$ –	$ –	$ –	$ –

In November 2004, the Company completed a 2-for-1 stock split effected in the form of a stock dividend of its common stock. Also, in August 2002, the Company completed a 2-for-1 split of its common stock. All of the share and per share numbers have been adjusted to reflect these stock splits. The Company's results of operations fluctuate from quarter to quarter. The fluctuations are caused by various factors, primarily the increase in construction activity during warmer months of the year.

16. Subsequent Events

In January 2005, the Company's Board of Directors declared a dividend of $0.05 per share, a total of approximately $2,400,000, to be paid on April 26, 2005, to stockholders of record on April 6, 2005.

In February 2005, the Company signed a letter of intent to purchase two buildings in Pleasanton, California, for approximately $9.6 million. The buildings comprise approximately 89,000 square feet and will be used for the Company's home office, replacing the facility that the Company currently leases in Dublin, California. The Company is currently in the process of due diligence and if that is satisfactorily completed, the transaction is expected to close in August 2005. If this transaction is completed, the Company expects to move in to the new building and vacate its leased property in Dublin, California, in mid-2006. The Company has not finalized its plans at this time, but anticipates a one-time charge to income in 2005 for the remaining lease payments at the Dublin facility and a noncash charge in 2005 for the unamortized leasehold improvements related to the Dublin facility, which it estimates will total approximately $1.6 million.

In February 2005, the Company paid $50,000 to the California College of the Arts ("CCA") to sponsor the development of a unique interdisciplinary course. The Company's Chairman, Barclay Simpson, is the Vice Chairman of CCA's Board of Trustees. The independent members of the Board of Directors approved the sponsorship of this course.

Simpson Manufacturing Co., Inc. and Subsidiaries

VALUATION AND QUALIFYING ACCOUNTS
for the years ended December 31, 2004, 2003 and 2002

Column A	Column B	Column C Additions		Column D	Column E
Classification	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts – Write-offs	Deductions	Balance at End of Year
Year Ended December 31, 2004					
Allowance for doubtful accounts	$ 1,889,210	$ 454,574	$ –	$ (53,518)	$ 2,397,302
Allowance for obsolete inventory	5,186,185	2,781,824	–	3,376,498	4,591,511
Allowance for sales discounts	754,851	2,589,351	–	2,032,817	1,311,385
Year Ended December 31, 2003					
Allowance for doubtful accounts	1,741,321	562,392	–	414,503	1,889,210
Allowance for obsolete inventory	6,097,377	669,927	–	1,581,119	5,186,185
Allowance for sales discounts	386,407	2,142,593	–	1,774,149	754,851
Year Ended December 31, 2002					
Allowance for doubtful accounts	3,736,098	(948,948)	–	1,045,829	1,741,321
Allowance for obsolete inventory	3,547,330	3,526,201	–	976,154	6,097,377
Allowance for sales discounts	355,719	1,680,467	–	1,649,779	386,407

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures. As of December 31, 2004, an evaluation was performed under the supervision and with the participation of the Company's management, including the chief executive officer ("CEO") and the chief financial officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the CEO and the CFO concluded that the Company's disclosure controls and procedures were effective as of that date.

Changes in Internal Control over Financial Reporting. Since September 30, 2004, the Company has been implementing changes to its internal controls which may be reasonably likely to materially affect its internal controls over financial reporting. The changes that the Company has implemented primarily relate to segregation of duties.

Management's Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2004, using criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and concluded that the Company maintained effective internal control over financial reporting as of December 31, 2004.

The Company's management has excluded the operations of its recently acquired business, Quik Drive, from its assessment of internal control over financial reporting, as the acquisition was completed in the fourth quarter of 2004. Quik Drive is a division of Simpson Strong-Tie Company Inc. whose total assets and total revenues represent approximately 7% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company's assessment of the effectiveness of its internal control over financial reporting as of December 31, 2004, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which is included herein.

PART III

Item 10. Directors and Executive Officers of the Registrant.

Information required by this Item will be contained in the Registrant's proxy statement for the annual meeting of stockholders to be held on May 3, 2005, to be filed not later than 120 days following the end of the Registrant's fiscal year ended December 31, 2004, which will set forth certain information with respect to the directors and executive officers of the Registrant and is incorporated herein by reference.

Item 11. Executive Compensation.

Information required by this Item will be contained in the Registrant's proxy statement for the annual meeting of stockholders to be held on May 3, 2005, to be filed not later than 120 days following the end of the Registrant's fiscal year ended December 31, 2004, which will set forth certain information with respect to executive compensation of the Registrant and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

Certain information required by this Item will be contained in the Registrant's proxy statement for the annual meeting of stockholders to be held on May 3, 2005, to be filed not later than 120 days following the end of the Registrant's fiscal year ended December 31, 2004, which will set forth certain information with respect to security

ownership of certain beneficial owners and management of the Registrant and is incorporated herein by reference. The other information required by this item appears in Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, which is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

Information required by this Item will be contained in the Registrant's proxy statement for the annual meeting of stockholders to be held on May 3, 2005, to be filed not later than 120 days following the end of the Registrant's fiscal year ended December 31, 2004, which will set forth certain information with respect to certain relationships and related transactions of the Registrant and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Information required by this Item will be contained in the Registrant's proxy statement for the annual meeting of stockholders to be held on May 3, 2005, to be filed not later than 120 days following the end of the Registrant's fiscal year ended December 31, 2004, which will set forth certain information with respect to principal accountant fees and services and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this Annual Report:

1. Financial Statements

   The following consolidated financial statements are filed as a part of this report:

   Report of Independent Registered Public Accounting Firm

   Consolidated Balance Sheets as of December 31, 2004 and 2003

   Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002

   Consolidated Statements of Stockholders' Equity for the years ended December 31, 2004, 2003 and 2002

   Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002

   Notes to Consolidated Financial Statements

2. Financial Statement Schedules

   The following consolidated financial statement schedule for each of the years in the three-year period ended December 31, 2004 is filed as part of this Annual Report:

   Schedule II—Valuation and Qualifying Accounts—Years ended December 31, 2004, 2003 and 2002

   All other schedules have been omitted as the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements and notes thereto.

(b) Exhibits

10.1	Lease Relating to Factory Premises at Unit 25 Apollo, Lichfield Road Industrial Estate, Tamworth, Staffordshire, dated March 7, 2005, between Simpson Strong-Tie International, Inc. and Baxter and Shipley LLP
10.2	Form of Indemnification Agreement between Simpson Manufacturing Co., Inc. and its directors, executive officers as well as the officers of Simpson Strong-Tie Company Inc. and Simpson Dura-Vent Company, Inc.
21.	List of Subsidiaries of the Registrant.
23.	Consent of Independent Registered Public Accounting Firm.
31.	Rule 13a-14(a)/15d-14(a) Certifications.
32.	Section 1350 Certifications.

Simpson Manufacturing Co., Inc. and Subsidiaries
List of Subsidiaries of Simpson Manufacturing Co., Inc.
At March 1, 2005

Exhibit 21

1. Simpson Strong-Tie Company Inc., a California corporation
2. Simpson Dura-Vent Company, Inc., a California corporation
3. Simpson Strong-Tie International, Inc., a California corporation
4. Simpson Strong-Tie Canada, Limited, a Canadian corporation
5. Simpson Strong-Tie France, Limited, a French corporation
6. Simpson Strong-Tie, S.A., a French corporation
7. Simpson Strong-Tie Japan, Inc., a California corporation
8. Simpson Strong-Tie Australia, Inc., a California corporation
9. Simpson Strong-Tie Company Inc. Chile Y Compañia Limitada, a Chilean corporation
10. Simpson Strong-Tie Company Inc. Argentina SRL, an Argentinean corporation
11. Simpson Strong-Tie A/S, a Danish corporation
12. Simpson Strong-Tie GmbH, a German corporation
13. Simpson Strong-Tie Sp.z.o.o., a Polish corporation
14. Simpson Strong-Tie France SCI, a French corporation
15. ATF GmbH, a Swiss corporation
16. Quik Drive Australia Pty. Limited, an Australian corporation
17. Simpson Strong-Tie Mexico, S. de R.L. de C.V., a Mexican corporation

Simpson Manufacturing Co., Inc. and Subsidiaries
Consent of Independent Registered Public Accounting Firm

Exhibit 23

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 33-85662 and File No. 33-90964) of Simpson Manufacturing Co., Inc. of our report dated March 11, 2005, relating to the financial statements, financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/PricewaterhouseCoopers LLP

San Francisco, California
March 11, 2005

Simpson Manufacturing Co., Inc. and Subsidiaries
Rule 13a-14(a)/15d-14(a) Certifications

Exhibit 31

I, Thomas J Fitzmyers, Chief Executive Officer of Simpson Manufacturing Co., Inc. (the "registrant"), certify that:

1. I have reviewed this annual report on Form 10-K of the registrant;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of the registrant's Board of Directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2005

By /s/Thomas J Fitzmyers
Thomas J Fitzmyers
Chief Executive Officer

Simpson Manufacturing Co., Inc. and Subsidiaries
Rule 13a-14(a)/15d-14(a) Certifications

Exhibit 31 (continued)

I, Michael J. Herbert, Chief Financial Officer of Simpson Manufacturing Co., Inc. (the "registrant"), certify that:

1. I have reviewed this annual report on Form 10-K of the registrant;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of the registrant's Board of Directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2005

By /s/Michael J. Herbert
Michael J. Herbert
Chief Financial Officer

Simpson Manufacturing Co., Inc. and Subsidiaries
Section 1350 Certifications

Exhibit 32

The undersigned, Thomas J Fitzmyers and Michael J. Herbert, being the duly elected and acting Chief Executive Officer and Chief Financial Officer, respectively, of Simpson Manufacturing Co., Inc., a Delaware corporation (the "Company"), hereby certify that the annual report of the Company on Form 10-K for the year ended December 31, 2004, fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934, as amended, and that information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 11, 2005

/s/Thomas J Fitzmyers
Thomas J Fitzmyers

/s/Michael J. Herbert
Michael J. Herbert

A signed original of this written statement required by Section 1350 has been provided to Simpson Manufacturing Co., Inc. and will be retained by Simpson Manufacturing Co., Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

SIGNATURES

Pursuant to the requirements Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 11, 2005

Simpson Manufacturing Co., Inc.
(Registrant)

By /s/Michael J. Herbert
Michael J. Herbert
Chief Financial Officer
and Duly Authorized Officer
of the Registrant
(principal accounting and financial officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated below.

Signature	Title	Date
Chief Executive Officer:		
/s/Thomas J Fitzmyers (Thomas J Fitzmyers)	President, Chief Executive Officer and Director	March 11, 2005
Chief Financial Officer:		
/s/Michael J. Herbert (Michael J. Herbert)	Chief Financial Officer, Treasurer and Secretary (principal accounting and financial officer)	March 11, 2005
Directors:		
/s/Barclay Simpson (Barclay Simpson)	Chairman of the Board	March 11, 2005
/s/Jennifer A. Chatman (Jennifer A. Chatman)	Director	March 11, 2005
/s/Earl F. Cheit (Earl F. Cheit)	Director	March 11, 2005
/s/Stephen B. Lamson (Stephen B. Lamson)	President and Chief Operating Officer, Simpson Strong-Tie Company Inc., and Director	March 11, 2005
/s/Peter N. Louras (Peter N. Louras)	Director	March 11, 2005
/s/Robin G. MacGillivray (Robin G. MacGillivray)	Director	March 11, 2005
/s/Barry Lawson Williams (Barry Lawson Williams)	Director	March 11, 2005

our quality policy

We help people build safer structures economically. We do this by designing, engineering and manufacturing "No Equal" structural connectors and other related products that meet or exceed our customers' needs and expectations.

Everyone is responsible for product quality and is committed to ensuring the effectiveness of the quality management system.



SIMPSON MANUFACTURING CO., INC.
4120 Dublin Boulevard, Suite 400, Dublin, California 94568
Tel: (925) 560-9000 Fax: (925) 833-1496
www.simpsonmfg.com

SMC-AR-05